
10013421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEP 01 2010
Washington

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Anchor Bancorp
Exact name of registrant as specified in charter

0001448301
Registrant CIK Number

Exhibit 99.4 to Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-154734
SEC file number, if available

S-1 Registration Statement (Amendment No. 2)
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-______
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

______
Report period (if applicable)

John F. Breyer, Jr.
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ______, State of ______, 20___.

______
(Registrant)

By ______
(Name)

______
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on September 1 20 10, that the information set forth in this statement is true and complete

By: [signature]
John F. Breyer, Jr., Esquire
Breyer & Associates PC
Special Counsel to Anchor Bancorp
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INDEX TO EXHIBITS

1.1	Engagement Letter between Anchor Mutual Savings Bank and Keefe, Bruyette & Woods, Inc. (a)
1.2	Form of proposed Agency Agreement among Anchor Bancorp and Anchor Mutual Savings Bank and Keefe, Bruyette & Woods, Inc.
2	Amended Plan of Conversion of Anchor Mutual Savings Bank
3.1	Articles of Incorporation of Anchor Bancorp (a)
3.2	Bylaws of Anchor Bancorp (a)
4	Form of Certificate for Common Stock (a)
5	Opinion of Breyer & Associates PC regarding legality of securities registered
8.1	Federal Tax Opinion of Silver Freedman & Taff, L.L.P.
8.2	State Tax Opinion of Blado Kiger, P.S. (a)
8.3	Opinion of RP Financial, LC. as to the value of subscription rights (a)
10.1	Form of Anchor Bank Employee Severance Compensation Plan (a)
10.2	Anchor Mutual Savings Bank Phantom Stock Plan (a)
10.3	Form of 401(k) Retirement Plan (a)
21	Subsidiaries of the Registrant (a)
23.1	Consent of Moss Adams LLP
23.2	Consent of Breyer & Associates PC (contained in opinion included as Exhibit 5)
23.3	Consent of Silver Freedman & Taff, L.L.P. as to its Federal Tax Opinion (contained in opinion included as Exhibit 8.1)
23.4	Consent of Blado Kiger, P.S. as to its State Tax Opinion (contained in opinion included as Exhibit 8.2) (a)
23.5	Consent of RP Financial, LC. (a)
24	Power of Attorney (contained in signature page to the registration statement) (a)
99.1	Order and Certification Form (a)
99.2	Solicitation and Marketing Materials (a)
99.3	Engagement Letters between Anchor Mutual Savings Bank and RP Financial, LC. (a)
99.4	Appraisal Report of RP Financial, LC. (b)
99.5	Cease and Desist Order entered into by Anchor Mutual Savings Bank with the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions (a)

(a) Previously filed.
(b) Excludes certain tabular and statistical information pursuant to a hardship exemption request made under Rule 202 of Regulation S-T.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.4 TO THE REGISTRATION STATEMENT ON FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

PRO FORMA VALUATION REPORT

ANCHOR BANCORP
Lacey, Washington

PROPOSED HOLDING COMPANY FOR:
ANCHOR BANK
Aberdeen, Washington

Dated As Of:
August 20, 2010

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
Anchor Bank
Map of Branch Office Network

Anchor Office Locations

0 mi 20 40 60 80

EXHIBIT I-2
Anchor Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Anchor Bank
Key Operating Ratios

OTHER DATA:	At June 30,				
	2010	2009	2008	2007	2006
Number of:					
Real estate loans outstanding........	2,463	2,499	2,398	2,235	2,059
Deposit accounts................	29,035	31,951	31,613	31,689	28,578
Full-service offices................	16	16	20	20	17

KEY FINANCIAL RATIOS:	At or For the Year Ended June 30,				
	2010	2009	2008	2007	2006
Performance Ratios:					
Return on assets (1)...............	0.07%	(3.10)%	0.13%	0.63%	0.74%
Return on equity (2)...............	0.86	(34.38)	1.27	6.65	7.27
Equity to asset ratio (3)............	8.10	9.01	9.90	9.53	10.11
Interest rate spread (4).............	3.00	2.17	2.48	2.72	3.29
Net interest margin (5).............	3.22	2.58	2.97	3.26	3.69
Average interest-earning assets to average interest-bearing liabilities...	108.5	112.5	112.6	113.9	112.8
Efficiency ratio (6)................	99.7	113.2	81.4	75.1	74.2
Other operating expenses as a percent of average total assets......	4.1	3.8	3.0	3.0	3.3
Capital Ratios:					
Tier I leverage....................	7.6	6.7	10.1	10.1	9.9
Tier I risk-based..................	10.5	8.9	12.6	12.7	12.1
Total risk-based..................	11.8	10.1	13.6	13.7	13.1
Asset Quality Ratios:					
Non-accrual and 90 days or more past due loans as a percent of total loans, net.........	5.1	12.1	4.7	0.6	--
Non-performing assets as a percent of total assets	6.5	9.7	4.0	0.8	0.3
Allowance for loan losses as a percent of gross loans receivable..........	4.1	4.9	1.5	1.0	1.0
Allowance for loan losses as a percent of non-performing loans...........	81.3	40.3	32.0	165.1	73,616.7
Net charge-offs to average outstanding loans................	2.3	0.6	0.1	0.1	0.1

(1) Net income (loss) divided by average total assets.
(2) Net income (loss) divided by average equity.
(3) Average equity divided by average total assets.
(4) Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(5) Net interest income as a percentage of average interest-earning assets.
(6) The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income (expense).

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-4
Anchor Bank
Investment Portfolio Composition

	At June 30,					
	2010		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)					
Available for sale:						
Investment securities:						
U.S. Government Agencies obligations.	$2,999	$ 3,151	$ 4,998	$ 5,233	$21,167	$21,374
Municipal bonds.	3,372	3,431	3,900	3,943	4,453	4,468
Mortgage-backed securities:						
Freddie Mac.	39,440	42,197	56,820	58,142	37,268	37,427
Fannie Mae stock.	--	--	--	--	635	635
Total available for sale. . . .	45,811	48,779	65,718	67,318	63,523	63,904
Held to maturity:						
Investment securities:						
Municipal bonds.	155	155	161	161	166	166
Mortgage-backed securities:						
Freddie Mac.	9,880	10,555	12,388	12,720	13,596	13,370
Total held to maturity.	10,035	10,710	12,549	12,881	13,762	13,536
Total investment securities. . .	$55,846	$59,489	$78,267	$80,199	$77,285	$77,440

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-5
Anchor Bank
Yields and Costs

	Year Ended June 30,								
	2010			2009			2008		
	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost
Interest-earning assets:									
Loans receivable, net (1)	$449,434	29,109	6.48%	$520,931	$33,123	6.36%	$493,814	$35,990	7.29%
Mortgage-backed securities	59,436	2,992	5.03	55,258	2,898	5.24	48,371	2,617	5.41
Investment securities	7,966	340	4.27	19,405	966	4.98	28,556	1,405	4.92
Federal Home Loan Bank stock	6,510	--	--	6,531	21	0.32	5,705	57	1.00
Cash and due from banks	30,492	62	0.20	28,655	42	0.15	11,205	62	0.55
Total interest-earning assets	553,838	32,503	5.87	630,780	37,050	5.87	587,651	40,131	6.83
Noninterest earning assets	50,024			22,888			35,199		
Total average assets	$603,862			$653,668			$622,850		
Interest-bearing liabilities:									
Savings deposits	$28,954	220	0.76	$ 29,940	281	0.94	$ 30,637	310	1.01
Interest-bearing demand deposits	25,033	138	0.55	15,905	95	0.60	15,488	96	0.62
Money market accounts	84,933	1,240	1.46	85,914	2,264	2.64	57,889	1,922	3.32
Certificates of deposit	235,785	7,950	3.37	277,571	10,668	3.84	272,709	12,870	4.72
Total deposits	374,705	9,548	2.55	409,330	13,308	3.25	376,723	15,198	4.03
Federal Home Loan Bank advances	135,975	5,101	3.75	151,193	7,440	4.92	144,964	7,467	5.15
Total interest-bearing liabilities	510,680	14,650	2.87	560,523	20,748	3.70	521,687	22,665	4.34
Noninterest-bearing liabilities	44,264			34,243			39,475		
Total average liabilities	554,944			594,766			561,162		
Average equity	48,918			58,902			61,688		
Total liabilities and equity	$603,862			$653,668			$622,850		

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-5 (cont.)
Anchor Bank
Yields and Costs

	Year Ended June 30,								
	2010			2009			2008		
	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost
Net interest income			$17,853			$16,302			$17,466
Interest rate spread			3.00%			2.17%			2.48%
Net interest margin			3.22%			2.58%			2.97%
Ratio of average interest-earning assets to average interest-bearing liabilities			108.5%			112.5%			112.6%

(1) Average loans receivable includes non-performing loans and does not include net deferred loan fees. Interest income does not include non-accrual loans.

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-6
Anchor Bank
Loan Loss Allowance Activity

	Year Ended June 30,				
	2010	2009	2008	2007	2006
	(Dollars in Thousands)				
Allowance at beginning of period.	$24,463	$ 7,485	$4,644	$4,417	$4,157
Provision for loan losses.	2,615	20,263	3,545	720	546
Recoveries:					
Real Estate loans:					
One- to four-family residential.	--	3	1	--	--
Multi-family residential.	--	20	--	--	--
Commercial.	--	--	112	352	2
Construction.	--	--	--	---	--
Land loans.	146	--	--	--	--
Total real estate.	146	23	113	352	2
Consumer:					
Home equity.	1	3	1	--	--
Credit cards.	55	45	--	--	--
Automobile.	95	33	--	--	--
Other.	39	--	18	14	11
Total consumer.	190	81	19	14	11
Commercial business.	--	--	6	--	--
Total recoveries.	336	104	138	366	13
Charge-offs:					
Real Estate loans:					
One- to four-family residential.	747	283	10	--	--
Multi-family residential.	--	--	--	--	--
Commercial.	31	--	--	--	104
Construction.	4,970	2,086	259	617	--
Land loans.	2,836	--	--	--	--
Total real estate.	8,584	2,369	269	617	104
Consumer:					
Home equity.	847	222	--	--	--
Credit cards.	605	374	--	--	--
Automobile.	254	17	--	--	--
Other.	336	407	568	242	195
Total consumer.	2,042	1,020	568	242	195
Commercial business.	--	--	5	--	--
Total charge-offs.	10,626	3,389	842	859	299
Net charge-offs.	10,290	3,285	704	493	286
Balance at end of period.	16,788	24,463	7,485	4,644	4,417
Allowance for loan losses as a percentage of total loans outstanding at the end of the period.	4.1%	4.9%	1.5%	1.0%	1.0%
Net charge-offs as a percentage of average total loans outstanding during the period.	2.3%	0.6%	0.1%	0.1%	0.1%
Allowance for loan losses as a percentage of non-performing loans at end of period.	81.3%	40.3%	32.0%	165.1%	73616.7%

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-7
Anchor Bank
Interest Rate Risk Analysis

Basis Point Change in Rates	Net Portfolio Value(1)			Net Portfolio as % of Portfolio Value of Assets		Market Value of Assets(5)
	Amount	$ Change (2)	% Change	NPV Ratio (3)	% Change (4)	
	(Dollars in Thousands)					
300	42,430	41,849	(49.66)%	8.03	(6.34)	528,274
200	55,492	28,787	(34.16)	10.15	(4.22)	546,497
100	69,458	14,821	(17.59)	12.27	(2.10)	565,859
--	84,279	--	--	14.37	Base	586,330
(100)	103,578	19,299	22.90	16.95	2.58	611,039
(200)	125,216	40,937	48.57	19.62	5.24	638,360
(300)	151,993	67,714	80.34	22.75	8.38	668,004

(1) The net portfolio value is calculated based upon the present value of the discounted cash flows from assets and liabilities. The difference between the present value of assets and liabilities is the net portfolio value and represents the market value of equity for the given interest rate scenario. Net portfolio value is useful for determining, on a market value basis, how much equity changes in response to various interest rate scenarios. Large changes in net portfolio value reflect increased interest rate sensitivity and generally more volatile earnings streams.

(2) Represents the increase (decrease) in the estimated net portfolio value at the indicated change in interest rates compared to the net portfolio value assuming no change in interest rates.

(3) Calculated as the net portfolio value divided by the market value of assets ("net portfolio value ratio").

(4) Calculated as the increase (decrease) in the net portfolio value ratio assuming the indicated change in interest rates over the estimated net portfolio value ratio assuming no change in interest rates.

(5) Calculated based on the present value of the discounted cash flows from assets. The market value of assets represents the value of assets under the various interest rate scenarios and reflects the sensitivity of those assets to interest rate changes.

Basis Point Change in Rates (1)	Net Interest Income		
	Amount	$ Change (2)	% Change
	(Dollars in Thousands)		
300	15,676	(3,817)	(19.6)
200	16,891	(2,602)	(13.3)
100	18,155	(1,338)	(6.9)
Base	19,493	--	--
(100)	21,014	1,521	7.8
(200)	21,138	1,645	8.4

(1) We did not include the 300 basis point decrease in rates at September 30, 2009, because such a decrease in rates would not be possible given the interest rate levels on that date.

(2) Represents the increase (decrease) of the estimated net interest income at the indicated change in interest rates compared to net interest income assuming no change in interest rates.

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-8
Anchor Bank
Fixed Rate and Adjustable Rate Loans

	Year Ended June 30, 2010	Floating or Adjustable Rates	Total
Real Estate Loans:			
One- to four-family residential	93,476	17,883	111,359
Multi-family residential	32,359	12,377	44,736
Commercial	85,420	30,007	115,427
Construction	699	2,349	3,048
Lot loans	6,183	599	6,782
Total real estate	218,137	63,215	281,352
Consumer:			
Home equity	17,997	769	18,766
Automobile	8,686	0	8,686
Other consumer	3,419	7	3,426
Total consumer	30,102	776	30,878
Commercial Business	7,765	7,310	15,075
Total	256,004	71,301	327,305

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-9
Anchor Bank
Loan Portfolio Composition

June 30, 2010	30-Jun-10		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)									
Real Estate:										
One- to four-family residential	112,835	27.7%	114,823	22.9%	114,695	23.0%	94,197	19.5%	81,515	18.3%
Multi-family residential	45,983	11.3%	52,661	10.5%	59,114	11.8%	63,117	13.1%	65,129	14.6%
Commercial	118,492	29.1%	123,902	24.7%	117,439	23.5%	127,440	26.4%	136,074	30.5%
Construction	36,812	9.0%	106,163	21.2%	103,924	20.8%	104,802	21.7%	91,978	20.6%
Land loans	7,843	1.9%	9,211	1.8%	6,957	1.4%	12,504	2.6%	11,157	2.5%
Total real estate	321,965	79.1%	406,760	81.2%	402,129	80.5%	402,060	83.3%	385,853	86.5%
Consumer:										
Home equity	42,446	10.4%	49,028	9.8%	46,790	9.4%	32,214	6.7%	21,397	4.8%
Credit Cards	7,943	2.0%	8,617	1.7%	7,989	1.6%	7,555	1.6%	5,575	1.3%
Automobile	8,884	2.2%	14,016	2.8%	18,095	3.6%	19,169	4.0%	15,624	3.5%
Other consumer	4,160	1.0%	5,142	1.0%	5,757	1.2%	5,278	1.1%	4,313	1.0%
Total consumer	63,433	15.6%	76,803	15.3%	78,631	15.7%	64,216	13.3%	46,909	10.5%
Business:										
C & I Loans (Commercial business)	21,718	5.3%	17,172	3.4%	18,507	3.7%	16,113	3.3%	13,202	3.0%
Total comm. Business	21,718	5.3%	17,172	3.4%	18,507	3.7%	16,113	3.3%	13,202	3.0%
Total Loans	407,116	100.0%	500,735	100.0%	499,267	100.0%	482,389	100.0%	445,964	100.0%
Less:										
Deferred loan fees	917		1,315		1,267		1,362		1,841	
Allowance for loan losses	16,788		24,463		7,485		4,644		4,417	
Loans receivable, net	389,411		474,957		490,515		476,383		439,706	

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-10
Anchor Bank
Contractual Maturity By Loan Type

June 30, 2010	Within One Year June 30,	After One Year Through 3 Years	After 3 Years Through 5 Years	After 5 Years Through 10 Years	Beyond 10 Years	Total
	2010					
Real Estate Loans:						
One- to four-family residential	1,476	6,867	6,261	10,630	87,601	112,835
Multi-family residential	1,247	1,976	6,717	15,777	20,266	45,983
Commercial	3,066	27,670	49,108	35,695	2,953	118,492
Construction	33,764	3,048	0	0	0	36,812
Land loans	1,061	3,717	2,466	147	452	7,843
Total real estate	40,614	43,278	64,552	62,249	111,272	321,965
Consumer:						
Home equity	23,679	168	1,095	4,392	13,112	42,446
Credit Cards	7,943	0	0	0	0	7,943
Automobile	198	2,373	3,878	1,095	1,340	8,884
Other consumer	734	735	429	229	2,033	4,160
Total consumer	32,554	3,276	5,402	5,716	16,485	63,433
Commercial Business	6,643	2,005	5,301	7,552	217	21,718
Total	79,811	48,559	75,255	75,517	127,974	**407,116**

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-11
Anchor Bank
Loan Origination, Purchases and Sales

	Year Ended June 30	Year Ended June 30,	
June 30, 2010	2010	2009	2008
		(In Thousands)	
Loans originated:			
Real Estate:			
One- to four-family residential	$41,401	$51,870	54,533
Multi-family residential	580	4,473	6,111
Commercial	4,677	21,456	8,781
Construction	8,281	36,523	44,121
Land Loans	655	0	3,320
Total real estate	55,594	114,322	116,866
Consumer:			
Home equity	1,920	15,729	34,350
Credit cards	13	1,390	5,702
Automobile	475	3,515	8,210
Other account	1,126	2,097	3,554
Total consumer	3,534	22,731	51,816
Commercial business	8,081	7,804	8,118
Total loans originated	67,209	144,857	176,800
Loans purchased:	0		
Real Estate Loans:			
One- to four-family residential	0	0	0
Multi-family residential	0	0	0
Commercial	0	0	5,758
Construction	0	0	0
Total real estate		0	5,758
Total loans purchased	0	0	5,758
Loans sold:			
Total whole loans sold	38,846	33,916	18,529
Commercial Real Estate	4,250	0	0
Participation loans	0	0	8,046
Total loans sold	43,096	33,916	8,065
Principal repayments	62,097	78,731	124,536
Loans securitized	5,016	30,269	10,866
Transfer to real estate owned	30,220	5,350	650
Increase (decrease) in other items, net	-8,310	-7,017	-4,493
Loans held for sale	4,016	5,132	1,171
Net increase (decrease) in loans receivable, net	-$85,546	-$15,558	14,132

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-12
Anchor Bank
Non-Performing Assets

	At June 30,				
	2010	2009	2008	2007	2006
	(Dollars in Thousands)				
Loans accounted for on a nonaccrual basis:					
Real estate:					
One- to four-family residential	3,855	$ 3,803	$ 337	$ 70	$ --
Mulit-family residential	--	--	--	--	--
Commercial	438	--	51	301	--
Construction	13,964	36,954	6,719	--	--
Land loans	--	--	--	--	--
Total real estate	18,252	40,757	7,107	371	--
Consumer:					
Home equity	70	347	190	63	--
Credit cards	--	--	--	--	6
Automobile	63	190	92	--	--
Other	47	54	9	--	--
Total consumer	180	591	291	63	6
Commercial business	1,324	997	--	--	--
Total	19,756	42,345	7,398	434	6
Accruing loans which are contractually past due 90 days or more:					
One- to four-family residential	--	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial	--	--	598	--	--
Construction (1)	822	17,575	15,298	1,690	--
Land loans	--	--	--	--	--
Total real estate	822	17,575	15,896	1,690	--
Consumer:					
Home equity	--	--	15	--	--
Credit cards	--	--	--	--	--
Automobile	--	--	--	--	--
Other	64	143	61	51	--
Total consumer	64	143	76	51	--
Commercial business	--	586	--	637	--
Total of nonaccrual and 90 days past due loans	20,642	60,649	23,370	2,812	6
Real estate owned	14,570	2,990	1,524	2,087	1,794
Repossessed automobiles	21	69	109	16	--
Total non-performing assets	35,233	63,708	25,003	4,915	1,800
Restructured loans	13,491	246	--	--	--
Allowance for loan loss as a percent of non-performing loans	81.3%	40.3%	32.0%	165.1%	73,616.7%
Classified assets included in non-performing assets	20,642	60,649	23,370	2,812	6
Nonaccrual and 90 days or more past due loans as a percentage of total loans	5.1%	12.1%	4.7%	0.6%	--
Nonaccrual and 90 days or more past due loans as a percentage of total assets	3.8%	9.3%	3.7%	0.5%	--
Non-performing assets as a percentage of total assets	6.5%	9.7%	4.0%	0.8%	0.3%
Nonaccrued interest (2)	731	2,664	2,335	105	1,136

(1) Represents construction loans which have matured and were making cash payments of interest under their existing loan documents. Of this amount, loans totaling $7.6 million are in the process of an extension with the balance still being evaluated for either a possible extension, work-out or foreclosure.
(2) Represents foregone interest on nonaccural loans.

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-13
Anchor Bank
Deposit Composition

	At June 30,							
	2010			2009			2008	
	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total
	(Dollars in Thousands)							
Savings deposits	$ 29,756	8.4%	$ 1,167	$ 28,589	6.1%	$ (2,176)	$30,765	7.9%
Demand deposit accounts	54,201	15.2	525	53,676	11.4	6,482	47,194	12.1
Money market accounts	70,367	19.8	(46,809)	117,176	24.8	58,444	58,732	15.1
Fixed-rate certificates which mature in the year ending:								
Within 1 year	84,636	23.8	(65,803)	150,439	31.9	5,194	145,245	37.2
After 1 year, but within 2 years	18,796	5.3	(24,404)	43,200	9.2	4,524	38,676	9.9
After 2 years, but within 5 years	10,902	3.1	(7,762)	18,664	4.0	(539)	19,203	4.9
Certificates maturing thereafter	29,905	8.4	18,288	11,617	2.5	3,597	8,020	2.1
Variable rate certificates	57,225	16.1	8,873	48,352	10.3	6,238	42,114	10.8
Total	$355,788		$(115,925)	$471,713		$81,764	$389,949	

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-14
Anchor Bank
CDs by Rate and Maturity

	Amount Due					
	Within 1 Year	After 1 Year Through 2 Years	After 2 Years Through 3 Years	After 3 Years Through 4 Years	Beyond 4 Years	Total
	(In Thousands)					
0.00 - 0.99%.....	$ 1,563	$ 594	$ --	$ --	$ --	$ 2,157
1.00 - 1.99%.....	50,580	17,688	50	--	--	68,318
2.00 - 2.99%.....	13,645	5,623	2,474	1,052	1,551	24,345
3.00 - 3.99%.....	17,067	9,476	1,574	1,107	24,623	53,847
4.00 - 4.99%.....	35,744	2,331	1,351	1,079	5,712	46,217
5.00 - 5.99%.....	5,997	289	--	251	43	6,580
6.00 - 6.99%.....	--	--	--	--	--	--
Total.	$124,596	$36,001	$5,449	$3,489	$31,929	$201,464

The following table indicates the amount of our jumbo certificates of deposit by time remaining until maturity as of June 30, 2010. Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

Maturity Period	Time Deposit Certificates
	(In Thousands)
Three months or less.	$ 13,957
Over three through six months.........	15,381
Over six through twelve months........	18,820
Over twelve months.	38,704
Total..........................	$86,862

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-15
Anchor Bank
Borrowings Activity

	Year Ended June 30,		
	2010	2009	2008
	(Dollars in Thousands)		
Maximum amount of borrowing outstanding at any month end:			
Federal Home Loan Bank advances.	$136,900	$175,828	$165,165
Approximate average borrowing outstanding:			
Federal Home Loan Bank advances.	135,975	151,193	144,964
Approximate weighted average rate paid on:			
Federal Home Loan Bank advances.	3.75%	4.92%	5.15%

	At June 30,		
	2010	2009	2008
	(Dollars in Thousands)		
Balance outstanding at end of period:			
Federal Home Loan Bank advances.	$136,900	$129,500	$165,165
Weighted average rate paid on:			
Federal Home Loan Bank advances.	3.07%	4.94%	5.00%

Source: Anchor's Draft Offering Prospectus

EXHIBIT II-1
Anchor Bank
Description of Office Facilities

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at June 30, 2010
				(In Thousands)
ADMINISTRATIVE OFFICE				
100 West First Aberdeen, Washington 98520	Owned	--	7,410	$2,707
BRANCH OFFICES:				
Aberdeen (1) (2) 120 N. Broadway Aberdeen, Washington 98520	Owned	--	17,550	1,442
Centralia (2) 604 S. Tower Centralia, Washington 98531	Owned	--	3,000	710
Chehalis (3) 1601 NW Louisiana Avenue Chehalis, Washington 98532	Leased	4/30/13	683	226
Elma (2) 216 S. Third Street Elma, Washington 98541	Owned	--	2,252	350
Hoquiam 701 Simpson Avenue Hoquiam, Washington 98550	Leased	3/31/10	550	7
Lacey (4) 601 Woodland Square Loop SE Lacey, Washington 98503	Owned	--	13,505	2,222
Lakewood (5) 7001 Bridgeport Way W. Lakewood, Washington 98499	Leased	1/31/12	971	--
Martin Way 4250 Martin Way E. Building 4, Suite 107 Olympia, Washington 98516	Leased	6/30/13	1,813	194
Montesano 211-B Pioneer Avenue East Montesano, Washington 98563	Owned	--	2,125	3,292

Source: Anchor's Draft Offering Prospectus

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at June 30, 2010
				(In Thousands)
Ocean Shores (2) 795 Pt. Brown Avenue NW Ocean Shores, Washington 98569	Owned	--	2,550	695
Olympia (2) 2610 Harrison Avenue West Olympia, Washington 98507	Owned	--	1,882	513
Puyallup (3) 16502 Meridian Avenue E, Suite B Puyallup, Washington 98375	Leased	--	982	206
Shelton (3) 100 E. Wallace Kneeland Boulevard Shelton, Washington 98584	Leased	5/31/13	673	54
Vancouver SE (3) 430 SE 192nd Avenue Vancouver, Washington 98587	Leased	1/31/11	612	160
Westport (2) 915 N. Montesano Westport, Washington 98595	Owned	--	3,850	1,084
Yelm (3) 17100 State Route 507 SE Yelm, Washington 98597	Leased	7/30/12	577	223
LOAN OFFICES:				
Aberdeen 211 E. Market Street Aberdeen, Washington 98520	Owned	--	12,825	203
Aberdeen 215 E. Market Street Aberdeen, Washington 98520	Owned	--	12,000	147

(1) Includes home branch.
(2) Drive-up ATM available.
(3) Wal-Mart locations.
(4) Includes space leased.
(5) Branch closing August 31, 2010; assets disposed on June 30, 2010.

Source: Anchor's Draft Offering Prospectus

Exhibit II-2
Historical Interest Rates (1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	As of Aug. 20, 2010	3.25%	0.15%	0.26%	2.62%

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT II-3
Anchor Bank
Market Area Demographic/Economic Information

Demographic Summary: US

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	281,421,906	311,212,863	323,209,391	10.59	3.85
0-14 Age Group (%)	21.41	20.08	20.13	3.73	4.12
15-34 Age Group (%)	28.10	27.22	26.97	7.13	2.89
35-54 Age Group (%)	29.43	28.03	26.02	5.33	(3.60)
55-69 Age Group (%)	12.01	15.54	17.31	43.07	15.64
70+ Age Group (%)	9.05	9.12	9.57	11.52	8.98
Median Age (actual)	35.30	37.00	37.30	4.82	0.81
Diversity Index (actual)	54.60	61.00	63.40	11.72	3.93
Black (%)	12.32	12.47	12.47	11.95	3.92
Asian (%)	3.64	4.52	4.93	37.44	13.25
White (%)	75.14	71.93	70.71	5.86	2.10
Hispanic (%)	12.55	16.23	17.80	43.08	13.90
Pacific Islander (%)	0.14	0.16	0.16	26.20	2.93
American Indian/Alaska Native (%)	0.88	0.94	0.95	18.14	4.63
Multiple races (%)	2.43	2.99	3.22	36.35	11.72
Other (%)	5.46	6.99	7.55	41.57	12.29
Total Households (actual)	105,480,101	116,761,140	121,359,604	10.69	3.94
< $25K Households (%)	28.67	20.78	17.21	(19.76)	(13.94)
$25-49K Households (%)	29.34	24.73	19.96	(6.70)	(16.10)
$50-99K Households (%)	29.70	35.65	38.10	32.90	11.08
$100K+ Households (%)	12.29	18.83	24.72	69.60	36.45
Average Household Income ($)	56,644	70,173	79,340	23.88	13.06
Median Household Income ($)	42,164	54,442	61,189	29.12	12.39
Per Capita Income ($)	21,587	26,739	30,241	23.87	13.10
< $35K Net Worth HHs (%)	NA	34.96	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	16.38	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	19.13	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	12.97	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	16.56	NA	NA	NA
Median Household Net Worth ($)	NA	93084.00	NA	NA	NA
Average Household Net Worth ($)	NA	418865.00	NA	NA	NA
Total Owner Occupied Housing Units	69,815,753	76,868,769	80,072,859	10.10	4.17
< $100K in Value HUs (%)	44.57	27.39	21.82	(32.34)	(17.01)
$100-199K in Value HUs (%)	35.18	34.48	31.82	7.91	(3.86)
$200-299K in Value HUs (%)	11.17	17.08	18.53	68.27	13.06
$300-499K in Value HUs (%)	6.12	12.49	15.57	124.59	29.83
$500K+ in Value HUs (%)	2.95	8.56	12.26	219.64	49.06

Source ESRI
Demographic data is provided by ESRI based primarily on US Census data For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Washington

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	5,894,121	6,756,150	7,175,641	14.63	6.21
0-14 Age Group (%)	21.29	19.60	19.69	5.53	6.65
15-34 Age Group (%)	28.15	27.61	27.39	12.43	5.34
35-54 Age Group (%)	30.90	28.58	26.42	6.01	(1.80)
55-69 Age Group (%)	11.41	15.89	17.57	59.53	17.48
70+ Age Group (%)	8.24	8.32	8.94	15.71	14.04
Median Age (actual)	35.30	37.10	37.30	5.10	0.54
Diversity Index (actual)	42.00	50.60	53.80	20.48	6.32
Black (%)	3.23	3.61	3.75	28.12	10.46
Asian (%)	5.47	6.92	7.68	45.00	17.94
White (%)	81.81	77.68	75.99	8.84	3.90
Hispanic (%)	7.49	10.61	11.91	62.41	19.23
Pacific Islander (%)	0.41	0.47	0.47	33.49	5.80
American Indian/Alaska Native (%)	1.58	1.66	1.65	20.26	5.58
Multiple races (%)	3.62	4.34	4.63	37.40	13.34
Other (%)	3.88	5.32	5.81	56.88	16.17
Total Households (actual)	2,271,398	2,611,662	2,777,964	14.98	6.37
< $25K Households (%)	24.73	17.52	13.69	(18.55)	(16.90)
$25-49K Households (%)	29.66	22.77	17.55	(11.76)	(18.00)
$50-99K Households (%)	33.05	39.20	38.77	36.39	5.21
$100K+ Households (%)	12.56	20.52	29.99	87.78	55.48
Average Household Income ($)	58,653	73,128	84,725	24.68	15.86
Median Household Income ($)	45,770	60,311	68,768	31.77	14.02
Per Capita Income ($)	22,973	28,691	33,252	24.89	15.90
< $35K Net Worth HHs (%)	NA	32.38	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	15.34	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	18.47	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	15.11	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	18.70	NA	NA	NA
Median Household Net Worth ($)	NA	112030.00	NA	NA	NA
Average Household Net Worth ($)	NA	447397.00	NA	NA	NA
Total Owner Occupied Housing Units	1,467,009	1,674,990	1,784,225	14.18	6.52
< $100K in Value HUs (%)	21.05	8.30	5.87	(55.01)	(24.67)
$100-199K in Value HUs (%)	45.69	24.97	16.22	(37.61)	(30.81)
$200-299K in Value HUs (%)	19.28	26.94	24.70	59.48	(2.32)
$300-499K in Value HUs (%)	10.11	23.96	30.85	170.71	37.17
$500K+ in Value HUs (%)	3.86	15.84	22.36	367.90	50.38

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page

Demographic Summary: Seattle-Tacoma-Bellevue, WA

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	3,043,878	3,461,985	3,672,452	13.74	6.08
0-14 Age Group (%)	20.50	19.09	19.14	5.89	6.37
15-34 Age Group (%)	29.19	28.06	28.07	9.34	6.11
35-54 Age Group (%)	32.15	30.19	27.82	6.81	(2.24)
55-69 Age Group (%)	10.70	15.08	16.78	60.25	18.03
70+ Age Group (%)	7.46	7.58	8.19	15.66	14.56
Median Age (actual)	35.20	37.00	37.10	5.11	0.27
Diversity Index (actual)	44.00	53.20	56.60	20.91	6.39
Black (%)	5.02	5.53	5.72	25.40	9.64
Asian (%)	8.49	10.91	12.20	46.16	18.67
White (%)	78.32	73.25	71.08	6.38	2.94
Hispanic (%)	5.34	8.23	9.44	75.41	21.60
Pacific Islander (%)	0.55	0.64	0.64	33.72	6.07
American Indian/Alaska Native (%)	1.12	1.18	1.18	20.08	6.03
Multiple races (%)	4.16	4.99	5.33	36.35	13.28
Other (%)	2.35	3.50	3.85	69.27	16.68
Total Households (actual)	1,196,568	1,369,762	1,456,468	14.47	6.33
< $25K Households (%)	20.50	14.04	10.32	(21.64)	(21.79)
$25-49K Households (%)	27.79	19.06	13.66	(21.47)	(23.80)
$50-99K Households (%)	35.63	39.92	37.82	28.26	0.75
$100K+ Households (%)	16.08	26.98	38.19	92.13	50.51
Average Household Income ($)	65,948	84,448	98,282	28.05	16.38
Median Household Income ($)	51,488	69,015	80,645	34.04	16.85
Per Capita Income ($)	26,332	33,821	39,415	28.44	16.54
< $35K Net Worth HHs (%)	NA	29.85	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	14.83	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	17.24	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	15.32	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	22.76	NA	NA	NA
Median Household Net Worth ($)	NA	134244.00	NA	NA	NA
Average Household Net Worth ($)	NA	545764.00	NA	NA	NA
Total Owner Occupied Housing Units	743,416	844,173	898,932	13.55	6.49
< $100K in Value HUs (%)	10.25	5.57	4.10	(38.31)	(21.64)
$100-199K in Value HUs (%)	42.50	15.42	8.91	(58.79)	(38.48)
$200-299K in Value HUs (%)	26.33	26.52	20.07	14.34	(19.40)
$300-499K in Value HUs (%)	15.02	30.48	36.36	130.48	27.02
$500K+ in Value HUs (%)	5.90	22.02	30.57	323.70	47.85

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Grays Harbor, WA

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	67,194	72,097	73,015	7.30	1.27
0-14 Age Group (%)	20.78	18.37	18.24	(5.11)	0.53
15-34 Age Group (%)	24.11	24.70	24.20	9.95	(0.80)
35-54 Age Group (%)	29.46	26.85	24.52	(2.19)	(7.52)
55-69 Age Group (%)	14.47	19.33	21.44	43.28	12.34
70+ Age Group (%)	11.19	10.75	11.61	3.07	9.38
Median Age (actual)	38.70	40.90	41.50	5.68	1.47
Diversity Index (actual)	29.00	37.90	40.40	30.69	6.60
Black (%)	0.34	0.54	0.62	73.45	15.56
Asian (%)	1.22	1.50	1.59	32.40	7.20
White (%)	88.30	85.16	84.41	3.48	0.38
Hispanic (%)	4.85	8.03	9.16	77.59	15.64
Pacific Islander (%)	0.11	0.13	0.13	31.51	2.08
American Indian/Alaska Native (%)	4.66	5.12	5.06	17.94	(0.05)
Multiple races (%)	3.10	3.87	4.09	33.99	6.95
Other (%)	2.27	3.66	4.10	73.02	13.36
Total Households (actual)	26,808	28,181	28,566	5.12	1.37
< $25K Households (%)	36.47	28.07	23.98	(19.09)	(13.42)
$25-49K Households (%)	32.96	29.23	26.56	(6.78)	(7.90)
$50-99K Households (%)	25.49	35.22	37.05	45.22	6.64
$100K+ Households (%)	5.07	7.48	12.42	55.11	68.26
Average Household Income ($)	41,862	50,384	56,722	20.36	12.58
Median Household Income ($)	34,161	43,095	49,444	26.15	14.73
Per Capita Income ($)	16,799	20,370	22,951	21.26	12.67
< $35K Net Worth HHs (%)	NA	38.80	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	16.84	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	21.01	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	14.43	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	8.92	NA	NA	NA
Median Household Net Worth ($)	NA	75297.00	NA	NA	NA
Average Household Net Worth ($)	NA	241069.00	NA	NA	NA
Total Owner Occupied Housing Units	18,495	19,405	19,698	4.92	1.51
< $100K in Value HUs (%)	54.58	20.15	11.82	(61.26)	(40.48)
$100-199K in Value HUs (%)	35.70	44.72	34.61	31.45	(21.43)
$200-299K in Value HUs (%)	6.95	18.91	28.08	185.30	50.75
$300-499K in Value HUs (%)	2.11	11.70	18.81	482.31	63.14
$500K+ in Value HUs (%)	0.66	4.51	6.68	618.03	50.23

Source ESRI
Demographic data is provided by ESRI based primarily on US Census data For non-census year data, ESRI uses samples and projections to estimate the demographic data SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page

Demographic Summary: Thurston, WA

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	207,355	255,549	284,275	23.24	11.24
0-14 Age Group (%)	20.54	18.54	18.70	11.26	12.19
15-34 Age Group (%)	27.14	27.00	26.21	22.60	8.01
35-54 Age Group (%)	32.02	28.50	26.94	9.69	5.16
55-69 Age Group (%)	11.92	17.24	18.69	78.18	20.63
70+ Age Group (%)	8.38	8.72	9.45	28.34	20.56
Median Age (actual)	36.50	38.50	38.70	5.48	0.52
Diversity Index (actual)	32.70	39.70	41.60	21.41	4.79
Black (%)	2.35	3.07	3.35	60.97	21.28
Asian (%)	4.41	5.08	5.29	41.98	15.80
White (%)	85.66	82.67	81.89	18.94	10.20
Hispanic (%)	4.53	6.59	7.26	79.22	22.55
Pacific Islander (%)	0.52	0.55	0.53	31.45	6.21
American Indian/Alaska Native (%)	1.52	1.64	1.63	33.63	10.57
Multiple races (%)	3.85	4.63	4.84	48.27	16.25
Other (%)	1.69	2.35	2.46	71.16	16.51
Total Households (actual)	81,625	101,503	113,270	24.35	11.59
< $25K Households (%)	22.99	16.28	12.74	(11.92)	(12.68)
$25-49K Households (%)	30.51	24.40	18.48	(0.54)	(15.51)
$50-99K Households (%)	35.69	42.25	42.81	47.21	13.08
$100K+ Households (%)	10.81	17.07	25.97	96.28	69.80
Average Household Income ($)	56,343	67,428	77,486	19.67	14.92
Median Household Income ($)	46,877	60,237	66,710	28.50	10.75
Per Capita Income ($)	22,415	27,060	31,158	20.72	15.14
< $35K Net Worth HHs (%)	NA	31.20	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	15.72	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	19.85	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	15.83	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	17.41	NA	NA	NA
Median Household Net Worth ($)	NA	115056.00	NA	NA	NA
Average Household Net Worth ($)	NA	397370.00	NA	NA	NA
Total Owner Occupied Housing Units	54,371	67,420	75,427	24.00	11.88
< $100K in Value HUs (%)	21.24	9.33	6.88	(45.54)	(17.46)
$100-199K in Value HUs (%)	58.54	23.57	11.54	(50.08)	(45.22)
$200-299K in Value HUs (%)	13.84	33.10	28.46	196.52	(3.80)
$300-499K in Value HUs (%)	5.09	23.11	36.71	463.41	77.70
$500K+ in Value HUs (%)	1.29	10.89	16.41	943.04	68.51

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Lewis, WA

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	68,600	75,473	77,932	10.02	3.26
0-14 Age Group (%)	21.27	19.38	19.45	0.25	3.60
15-34 Age Group (%)	24.22	24.46	23.87	11.10	0.75
35-54 Age Group (%)	28.79	26.25	24.38	0.31	(4.10)
55-69 Age Group (%)	14.32	18.52	20.35	42.26	13.48
70+ Age Group (%)	11.39	11.38	11.95	9.97	8.41
Median Age (actual)	38.30	40.40	40.60	5.48	0.50
Diversity Index (actual)	22.30	31.50	35.20	41.26	11.75
Black (%)	0.38	0.63	0.74	83.40	20.63
Asian (%)	0.69	0.84	0.92	34.11	12.56
White (%)	92.96	90.09	88.90	6.62	1.89
Hispanic (%)	5.37	8.54	10.04	75.03	21.37
Pacific Islander (%)	0.18	0.22	0.22	34.43	5.49
American Indian/Alaska Native (%)	1.22	1.41	1.47	26.43	7.91
Multiple races (%)	2.01	2.78	3.16	51.85	17.50
Other (%)	2.55	4.03	4.59	73.79	17.55
Total Households (actual)	26,306	28,839	29,778	9.63	3.26
< $25K Households (%)	34.05	25.99	22.05	(16.32)	(12.42)
$25-49K Households (%)	34.39	30.09	25.64	(4.08)	(12.02)
$50-99K Households (%)	26.39	36.50	40.03	51.63	13.23
$100K+ Households (%)	5.17	7.42	12.29	57.35	71.03
Average Household Income ($)	43,827	51,859	58,653	18.33	13.10
Median Household Income ($)	35,477	44,581	51,410	25.66	15.32
Per Capita Income ($)	17,082	20,083	22,706	17.57	13.06
< $35K Net Worth HHs (%)	NA	36.67	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	17.66	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	21.85	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	13.90	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	9.92	NA	NA	NA
Median Household Net Worth ($)	NA	80935.00	NA	NA	NA
Average Household Net Worth ($)	NA	258021.00	NA	NA	NA
Total Owner Occupied Housing Units	18,782	20,482	21,166	9.05	3.34
< $100K in Value HUs (%)	40.53	14.10	8.83	(62.06)	(35.28)
$100-199K in Value HUs (%)	47.05	39.28	27.59	(8.96)	(27.41)
$200-299K in Value HUs (%)	8.55	25.07	31.07	219.74	28.08
$300-499K in Value HUs (%)	2.72	15.17	23.11	508.22	57.37
$500K+ in Value HUs (%)	1.15	6.38	9.40	504.63	52.30

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Pierce, WA

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	700,820	812,577	860,874	15.95	5.94
0-14 Age Group (%)	22.65	20.61	20.80	5.51	6.90
15-34 Age Group (%)	28.76	28.58	28.28	15.24	4.80
35-54 Age Group (%)	30.39	28.35	26.16	8.16	(2.23)
55-69 Age Group (%)	10.87	14.86	16.62	58.50	18.48
70+ Age Group (%)	7.33	7.60	8.15	20.18	13.62
Median Age (actual)	34.10	35.60	35.70	4.40	0.28
Diversity Index (actual)	44.30	51.30	53.90	15.80	5.07
Black (%)	6.95	7.02	7.00	17.10	5.61
Asian (%)	5.08	5.90	6.34	34.82	13.70
White (%)	78.39	75.33	74.17	11.43	4.31
Hispanic (%)	5.51	8.44	9.70	77.54	21.73
Pacific Islander (%)	0.85	0.95	0.95	30.21	6.28
American Indian/Alaska Native (%)	1.42	1.53	1.56	24.90	7.76
Multiple races (%)	5.11	6.01	6.40	36.32	12.77
Other (%)	2.20	3.25	3.58	71.21	16.92
Total Households (actual)	260,800	304,467	323,465	16.74	6.24
< $25K Households (%)	24.19	17.28	13.52	(16.59)	(16.90)
$25-49K Households (%)	30.99	23.91	18.06	(9.94)	(19.73)
$50-99K Households (%)	34.39	41.92	42.77	42.31	8.39
$100K+ Households (%)	10.43	16.89	25.65	89.06	61.32
Average Household Income ($)	54,972	66,677	76,622	21.29	14.92
Median Household Income ($)	45,197	57,879	65,288	28.06	12.80
Per Capita Income ($)	20,948	25,542	29,389	21.93	15.06
< $35K Net Worth HHs (%)	NA	33.95	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	15.86	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	19.03	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	15.59	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	15.57	NA	NA	NA
Median Household Net Worth ($)	NA	100911.00	NA	NA	NA
Average Household Net Worth ($)	NA	367197.00	NA	NA	NA
Total Owner Occupied Housing Units	165,598	192,241	204,923	16.09	6.60
< $100K in Value HUs (%)	20.31	7.85	5.68	(55.10)	(22.98)
$100-199K in Value HUs (%)	58.26	28.31	16.19	(43.59)	(39.05)
$200-299K in Value HUs (%)	13.72	33.99	31.91	187.59	0.05
$300-499K in Value HUs (%)	6.03	20.10	31.26	286.95	65.79
$500K+ in Value HUs (%)	1.68	9.75	14.97	572.43	63.80

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Mason, WA

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	49,405	58,781	63,068	18.98	7.29
0-14 Age Group (%)	18.99	16.45	16.32	3.02	6.47
15-34 Age Group (%)	23.29	22.83	22.21	16.60	4.40
35-54 Age Group (%)	30.01	27.05	24.30	7.26	(3.62)
55-69 Age Group (%)	16.17	21.23	23.83	56.21	20.39
70+ Age Group (%)	11.53	12.44	13.34	28.34	15.06
Median Age (actual)	40.30	44.20	45.30	9.68	2.49
Diversity Index (actual)	28.70	35.90	38.50	25.09	7.24
Black (%)	1.19	1.39	1.47	39.35	13.45
Asian (%)	1.05	1.40	1.60	58.57	22.48
White (%)	88.46	85.88	84.92	15.50	6.09
Hispanic (%)	4.78	7.15	8.11	78.10	21.57
Pacific Islander (%)	0.45	0.54	0.54	44.80	6.25
American Indian/Alaska Native (%)	3.72	4.01	4.07	27.99	9.00
Multiple races (%)	3.03	3.78	4.13	48.43	17.33
Other (%)	2.10	3.00	3.27	70.17	17.02
Total Households (actual)	18,912	22,720	24,467	20.14	7.69
< $25K Households (%)	29.77	21.83	18.13	(11.93)	(10.55)
$25-49K Households (%)	34.35	29.74	24.02	4.00	(13.03)
$50-99K Households (%)	29.75	38.93	42.40	57.23	17.27
$100K+ Households (%)	6.13	9.50	15.45	86.28	75.13
Average Household Income ($)	45,665	55,524	63,126	21.59	13.69
Median Household Income ($)	39,586	48,522	55,590	22.57	14.57
Per Capita Income ($)	18,056	22,263	25,339	23.30	13.82
< $35K Net Worth HHs (%)	NA	29.07	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	16.28	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	24.05	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	17.49	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	13.12	NA	NA	NA
Median Household Net Worth ($)	NA	120353.00	NA	NA	NA
Average Household Net Worth ($)	NA	316945.00	NA	NA	NA
Total Owner Occupied Housing Units	14,945	17,829	19,223	19.30	7.82
< $100K in Value HUs (%)	37.62	10.49	6.28	(66.73)	(35.44)
$100-199K in Value HUs (%)	43.49	37.18	22.60	1.98	(34.46)
$200-299K in Value HUs (%)	11.71	23.16	28.35	136.00	31.94
$300-499K in Value HUs (%)	5.61	16.96	25.62	260.86	62.86
$500K+ in Value HUs (%)	1.57	12.20	17.15	825.96	51.52

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page

Demographic Summary: Clark, WA

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	345,238	438,000	475,032	26.87	8.45
0-14 Age Group (%)	24.09	22.48	22.65	18.41	9.26
15-34 Age Group (%)	27.13	27.00	26.91	26.25	8.11
35-54 Age Group (%)	31.10	28.31	26.29	15.50	0.71
55-69 Age Group (%)	10.75	15.25	16.52	79.93	17.45
70+ Age Group (%)	6.92	6.95	7.63	27.39	19.01
Median Age (actual)	34.20	35.40	35.30	3.51	(0.28)
Diversity Index (actual)	28.10	36.40	38.90	29.54	6.87
Black (%)	1.68	2.12	2.33	59.66	19.44
Asian (%)	3.21	4.02	4.33	58.84	16.78
White (%)	88.82	85.69	84.76	22.39	7.28
Hispanic (%)	4.71	7.37	8.30	98.59	22.14
Pacific Islander (%)	0.37	0.43	0.42	46.23	6.07
American Indian/Alaska Native (%)	0.84	0.95	0.95	43.33	8.34
Multiple races (%)	3.08	3.75	3.92	54.49	13.38
Other (%)	1.99	3.04	3.29	94.28	17.15
Total Households (actual)	127,208	160,305	173,601	26.02	8.29
< $25K Households (%)	21.13	14.43	10.84	(13.93)	(18.63)
$25-49K Households (%)	30.80	20.66	15.11	(15.46)	(20.81)
$50-99K Households (%)	36.25	43.28	41.77	50.47	4.51
$100K+ Households (%)	11.81	21.62	32.27	130.60	61.67
Average Household Income ($)	57,596	73,410	84,723	27.46	15.41
Median Household Income ($)	48,296	63,611	73,311	31.71	15.25
Per Capita Income ($)	21,448	27,004	31,105	25.90	15.19
< $35K Net Worth HHs (%)	NA	28.82	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	15.40	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	20.09	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	16.93	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	18.76	NA	NA	NA
Median Household Net Worth ($)	NA	132001.00	NA	NA	NA
Average Household Net Worth ($)	NA	437495.00	NA	NA	NA
Total Owner Occupied Housing Units	85,550	107,262	116,404	25.38	8.52
< $100K in Value HUs (%)	12.26	5.97	4.95	(38.90)	(10.00)
$100-199K in Value HUs (%)	61.07	23.73	11.68	(51.28)	(46.61)
$200-299K in Value HUs (%)	17.69	37.61	35.37	166.59	2.07
$300-499K in Value HUs (%)	7.18	22.41	31.79	291.47	53.92
$500K+ in Value HUs (%)	1.80	10.28	16.21	614.79	71.24

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

EXHIBIT III-1
Anchor Bank
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 20, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,421	1	06-30	03/05	11.62	118
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,399	14	06-30	06/96	5.33	61
KFED	K-Fed Bancorp MHC of CA (33.3)	NASDAQ	Covina, CA	Thrift	893 M	9	06-30	03/04	7.42	99
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	881	9	12-31	08/02	9.60	41
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	552	5	12-31	01/96	2.94	5
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	4,656	101	12-31	11/83	1.36	73
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	516	11	12-31	05/03	1.42	8
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	60,934	131	12-31	06/05	11.96	6,298
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	42,009	282	12-31	11/93	16.05	6,990
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	19,670	85	12-31	11/93	12.20	1,194
ISBC	Investors Bcrp MHC of NJ(43.6)	NASDAQ	Short Hills, NJ	Thrift	8,866	68	06-30	10/05	11.16	1,282
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,136	173	06-30	12/09	10.96	1,214
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,824	82	12-31	01/03	11.78	706
BNCL	Beneficial Mut MHC of PA(44.1)	NASDAQ	Philadelphia, PA	Thrift	4,877	68	12-31	07/07	8.63	705
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,252	19	12-31	11/95	11.58	362
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,148	23	12-31	06/96	12.56	434
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	3,829	129	12-31	/	5.46	420
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,792	37	12-31	11/86	37.00	263
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,964	35	09-30	01/04	8.07	312
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,444 P	23	06-30	06/10	9.43	530
KRNY	Kearny Fin Cp MHC of NJ (26.0)	NASDAQ	Fairfield, NJ	Thrift	2,252 M	27	06-30	02/05	8.87	606
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,220	23	12-31	07/96	11.86	223
NFBK	Northfield Bcp MHC of NY(43.6)	NASDAQ	Avenel, NY	Thrift	2,208	18	12-31	11/07	11.00	479
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,948	24	12-31	06/90	12.20	147
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,842	48	06-30	07/87	7.11	39
ROMA	Roma Fin Corp MHC of NJ (26.9)	NASDAQ	Robbinsville, NJ	Thrift	1,457	15	12-31	07/06	10.51	324
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,268	12	12-31	06/07	9.84	200
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,233 P	12	12-31	06/10	9.35	136
CSBK	Clifton Svg Bp MHC of NJ(36.4)	NASDAQ	Clifton, NJ	Thrift	1,114	11	03-31	03/04	8.33	218
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,072	18	12-31	02/08	7.58	101
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,072	8	12-31	10/07	9.80	64
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,067	14	09-30	04/07	10.92	148
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	1,002	4	12-31	/	4.37	44
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	867	7	09-30	08/87	15.42	57
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	804	9	03-31	10/94	5.34	13
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	799	10	12-31	12/09	10.38	76
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	721	14	12-31	07/94	22.49	60
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	708	14	09-30	06/88	5.08	15
MLVF	Malvern Fed Bncp MHC PA(44.6)	NASDAQ	Paoli, PA	Thrift	695	8	09-30	05/08	8.20	50
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	623 P	16	12-31	07/10	7.69	55
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	622	18	09-30	04/08	9.75	30
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	587 P	9	12-31	07/10	9.80	41
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	Nw Brunswick, NJ	Thrift	543	5	09-30	01/06	3.89	22
PBIP	Prudential Bncp MHC PA (29.3)	NASDAQ	Philadelphia, PA	Thrift	538	7	09-30	03/05	7.05	71
BFSB	Brooklyn Fed MHC of NY (28.2)	NASDAQ	Brooklyn, NY	Thrift	524	5	09-30	04/05	4.16	54
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	517	8	12-31	07/06	5.89	78
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	499	10	12-31	03/85	15.35	30
GCBC	Green Co Bcrp MHC of NY (44.1)	NASDAQ	Catskill, NY	Thrift	495	13	06-30	12/98	16.40	68
LSBK	Lake Shore Bnp MHC of NY(40.2)	NASDAQ	Dunkirk, NY	Thrift	460	9	12-31	04/06	8.25	50
ALLB	Alliance Bank MHC of PA (40.7)	NASDAQ	Broomall, PA	Thrift	448	9	12-31	01/07	7.99	54
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	418	5	12-31	08/88	2.50	20
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	396	14	12-31	11/95	6.30	16
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	379 M	5	06-30	01/10	11.12	51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 20, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	377 M	6	06-30	11/93	11.50	24
MSBF	MSB Fin Corp MHC of NJ (40.9)	NASDAQ	Millington, NJ	Thrift	362 M	5	06-30	01/07	7.26	38
FFCO	FedFirst Fin MHC of PA (42.5)	NASDAQ	Monessen, PA	Thrift	356	9	12-31	04/05	4.70	30
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	330	5	12-31	03/05	9.32	63
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	243	6	09-30	04/07	10.50	20
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	14,333 M	176	12-31	04/97	2.62	402
TFSL	TFS Fin Corp MHC of OH (26.3)	NASDAQ	Cleveland, OH	Thrift	10,939	38	09-30	04/07	9.23	2,846
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	8,543	45	09-30	04/99	28.68	2,122
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	3,999	72	03-31	07/92	0.62	13
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	3,483	79	12-31	10/03	5.54	253
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,154	47	06-30	01/99	3.68	62
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,314	39	12-31	07/98	1.33	41
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,039	35	12-31	10/95	10.12	82
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,881	10	12-31	10/05	3.93	123
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,566	18	12-31	06/05	8.67	183
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,442	33	12-31	12/99	7.20	50
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,416	9	09-30	09/85	13.85	109
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,388	12	09-30	12/98	6.48	67
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,234 M	33	06-30	04/92	9.50	66
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,106	18	12-31	02/98	9.40	65
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,095	22	12-31	07/98	4.89	53
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	975	17	12-31	06/94	4.32	19
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	961	12	09-30	09/93	35.00	108
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	889 M	17	06-30	12/92	1.98	50
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	576	27	09-30	11/06	4.30	22
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	563	4	12-31	07/06	5.28	42
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	501	7	09-30	12/08	13.40	32
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	458	13	12-31	01/99	15.12	42
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	452	11	12-31	03/96	13.85	19
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	441 M	6	06-30	03/06	7.21	57
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	438	8	12-31	10/07	7.03	32
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	407	11	03-31	01/03	8.00	24
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	394	9	12-31	12/96	14.61	22
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	379	5	12-31	02/95	9.71	15
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	351	6	12-31	01/04	8.35	74
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	298 P	7	12-31	07/10	10.12	19
FFHS	First Franklin Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	281	8	12-31	01/88	7.03	12
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	275	4	12-31	12/98	1.10	5
KFFB	KY Fst Fed Bp MHC of KY (39.8)	NASDAQ	Hazard, KY	Thrift	238 M	4	06-30	03/05	9.60	75
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	227	8	12-31	04/05	2.42	7
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	214	5	12-31	08/96	4.26	5
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	214 M	11	06-30	12/93	8.75	14
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	199 M	5	06-30	04/96	14.50	15
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	21,952	293	12-31	04/07	13.24	4,868
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	8,712	88	12-31	04/04	12.97	1,363
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,747	43	12-31	06/00	18.38	258
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,660	18	12-31	07/02	9.22	544
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	2,529	26	12-31	01/08	15.53	332
EBSB	Meridian Fn Serv MHC MA (41.8)	NASDAQ	East Boston, MA	Thrift	1,728	25	12-31	01/08	10.95	246
RCKB	Rockville Fin MHC of CT (43.3)	NASDAQ	Vrn Rockville CT	Thrift	1,602	21	12-31	05/05	10.90	205
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,545	24	12-31	12/07	13.76	225
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,235	11	12-31	01/07	7.48	219
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	993	27	12-31	05/86	10.20	59
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	972	10	12-31	12/88	35.09	75
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	956	20	12-31	10/05	8.26	72

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 20, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
SIFI	SI Fin Gp Inc MHC of CT (38.2)	NASDAQ	Willimantic, CT	Thrift	889	21	12-31	10/04	6.60	78
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	797	8	12-31	05/86	20.71	93
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	578 M	9	06-30	01/07	10.02	72
NVSL	Naug Vlly Fin MHC of CT (40.4)	NASDAQ	Naugatuck, CT	Thrift	565	10	12-31	10/04	6.05	42
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	557	8	12-31	07/06	11.26	71
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	546 P	6	09-30	07/10	10.37	74
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	527	9	03-31	10/86	10.87	18
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	495 M	8	06-30	10/04	4.30	28
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	450	6	12-31	07/06	11.88	43
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	256 M	7	04-30	12/87	8.15	17
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,803 M	172	09-30	11/82	14.98	1,685
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,307	1	12-31	10/07	4.20	79
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	863	18	03-31	10/97	1.98	22
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	732	22	09-30	01/98	3.95	28
South-East Companies										
SUPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	3,358	73	12-31	12/98	1.32	17
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,324	65	09-30	11/83	10.06	166
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,077	15	12-31	10/02	5.72	63
ACFC	Atl Cst Fed Cp of GA MHC(34.9)	NASDAQ	Waycross, GA	Thrift	914 M	11	12-31	10/04	2.30	31
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	765	20	09-30	04/95	28.75	60
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	709	11	12-31	10/08	13.00	110
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	678	20	12-31	05/96	1.67	8
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	663 M	12	06-30	07/03	3.39	23
HBOS	Heritage Fn Gp MHC of GA(24.3)	NASDAQ	Albany, GA	Thrift	574 M	10	12-31	06/05	9.21	96
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	552	11	03-31	03/88	4.19	18
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	345	5	12-31	11/07	10.72	45
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	328	3	12-31	07/07	14.80	62
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	282	7	12-31	01/10	11.02	31
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	274	6	12-31	04/97	11.10	14
South-West Companies										
VPFG	ViewPoint Financal Group of TX (3)	NASDAQ	Plano, TX	Thrift	2,642 P	24	12-31	07/10	9.31	325
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,130	16	12-31	01/10	11.25	134
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO (3)	NASDAQ	Denver, CO	Thrift	2,221	8	12-31	10/96	0.52	15
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,447	25	12-31	07/09	17.37	212
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	869	24	09-30	12/07	12.47	208
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	326 P	6	06-30	04/10	9.32	38
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 08/20/10

EXHIBIT III-2
Anchor Bank
Public Market Pricing of Publicly-Traded Institutions – $250-$500 Million and $500 Million to $1.0 Billion in Assets

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of August 20, 2010

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	9.64	278.43	-0.71	12.76	18.89	77.05	9.26	84.70	18.36	0.23	1.99	30.08	2,697	11.41	10.65	4.25	-0.09	0.64	-0.97	-0.06
	Special Selection Grouping(8)	9.63	26.45	0.19	13.28	15.95	75.89	9.13	79.42	18.48	0.26	2.36	29.34	383	11.49	11.18	2.80	0.09	2.25	0.07	2.11
	Comparable Group																				
	Special Comparative Group(8)																				
ALLB	Alliance Bank MHC of PA (40.7)	7.99	21.78	0.15	7.25	NM	110.21	11.93	110.21	NM	0.12	1.50	NM	448	10.83	10.83	NA	0.22	2.07	0.22	2.07
AFCB	Athens Bancshares, Inc. of TN	11.02	30.60	0.07	18.08	NM	60.95	10.85	61.50	NM	0.20	1.81	NM	282	17.81	17.68	NA	0.06	0.44	0.07	0.51
CFBK	Central Federal Corp. of OH	1.10	4.50	-3.76	2.47	NM	44.53	1.64	45.27	NM	0.00	0.00	NM	275	6.23	6.18	5.05	-5.31	NM	-5.47	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	8.35	28.50	0.17	7.91	NM	105.56	21.09	105.56	NM	0.44	5.27	NM	351	19.97	19.97	NA	0.49	2.44	0.44	2.18
EBMT	Eagle Bancorp Montanta of MT	9.32	38.05	0.79	12.29	11.80	75.83	11.66	75.83	11.80	0.28	3.00	35.44	326	0.00	0.00	NA	0.99	NM	0.99	NM
ESBK	Elmira Svgs Bank, FSB of NY	15.35	30.07	1.26	19.26	9.19	79.70	6.02	121.63	12.18	0.80	5.21	47.90	499	11.26	8.89	NA	0.65	6.00	0.49	4.53
FFCO	FedFirst Fin MHC of PA (42.5)(7)	4.70	12.64	0.14	6.95	33.57	67.63	8.35	69.84	33.57	0.00	0.00	0.00	356	12.36	12.01	NA	0.25	2.09	0.25	2.09
FABK	First Advantage Bancorp of TN	10.72	44.90	0.16	16.25	NM	65.97	13.01	65.97	NM	0.20	1.87	NM	345	19.72	19.72	NA	0.20	1.02	0.19	0.96
FCAP	First Capital, Inc. of IN	15.12	42.15	0.73	17.13	17.79	88.27	9.20	99.80	20.71	0.76	5.03	NM	458	10.45	9.36	NA	0.52	5.05	0.45	4.34
FFHS	First Franklin Corp. of OH	7.03	11.85	-2.33	12.94	NM	54.33	4.22	54.33	NM	0.00	0.00	NM	281	7.76	7.76	NA	-0.82	-10.78	-1.32	-17.32
GSLA	GS Financial Corp. of LA	11.10	13.96	-0.45	22.57	NM	49.18	5.10	49.18	NM	0.40	3.60	NM	274	10.36	10.36	4.32	0.03	0.31	-0.21	-2.01
GCBC	Green Co Bcrp MHC of NY (44.1)	16.40	29.75	1.19	10.80	13.78	151.85	13.64	151.85	13.78	0.70	4.27	58.82	495	8.98	8.98	NA	1.03	11.53	1.03	11.53
JXSB	Jacksonville Bancorp Inc of IL	10.12	19.47	0.52	18.27	12.81	55.39	6.52	60.06	19.46	0.30	2.96	37.97	298	8.59	7.67	NA	0.51	5.93	0.34	3.90
LSBI	LSB Fin. Corp. of Lafayette IN	9.71	15.09	0.29	22.20	17.98	43.74	3.99	43.74	33.48	0.00	0.00	0.00	379	9.11	9.11	4.18	0.23	2.45	0.12	1.32
LPSB	LaPorte Bancrp MHC of IN(45.0)	7.03	14.53	0.44	10.92	11.72	64.38	7.35	78.90	15.98	0.00	0.00	0.00	438	11.42	9.52	1.50	0.67	5.59	0.49	4.10
LSBK	Lake Shore Bnp MHC of NY(40.2)	8.25	20.20	0.46	9.49	17.93	86.93	10.89	86.93	17.93	0.24	2.91	52.17	460	12.52	12.52	NA	0.65	5.02	0.65	5.02
LABC	Louisiana Bancorp, Inc. of LA	14.80	62.28	0.50	15.97	25.52	92.67	19.00	92.67	29.60	0.00	0.00	0.00	328	20.50	20.50	0.84	0.74	3.29	0.64	2.83
MSBF	MSB Fin Corp MHC of NJ (40.9)	7.26	15.50	0.10	7.67	NM	94.65	10.47	94.65	NM	0.12	1.65	NM	362	11.06	11.06	NA	0.12	1.03	0.15	1.28
MFLR	Mayflower Bancorp, Inc. of MA	8.15	17.00	0.31	9.82	14.55	82.99	6.65	83.08	26.29	0.24	2.94	42.86	256	8.02	8.01	NA	0.47	5.83	0.26	3.23
NFSB	Newport Bancorp, Inc. of RI	11.88	43.23	0.37	13.86	34.94	85.71	9.60	85.71	32.11	0.00	0.00	0.00	450	11.20	11.20	0.30	0.27	2.40	0.30	2.62
FFFD	North Central Bancshares of IA	13.85	18.71	0.91	28.50	12.59	48.60	4.14	48.60	15.22	0.04	0.29	3.64	452	10.75	10.75	3.55	0.33	3.09	0.27	2.55
OBAF	OBA Financial Serv. Inc of MD	11.12	51.47	0.11	17.27	NM	64.39	13.60	64.39	NM	0.00	0.00	NM	379	21.12	21.12	NA	-0.26	-1.79	0.12	0.86
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.30	12.04	0.35	6.78	NM	63.42	5.67	76.11	12.29	0.00	0.00	NM	495	8.94	7.56	2.63	-0.96	-11.25	0.47	5.55
PBHC	Pathfinder BC MHC of NY (36.3)	6.30	5.68	0.63	9.97	8.51	63.19	3.95	74.73	10.00	0.12	1.90	16.22	396	7.81	6.91	NA	0.49	6.62	0.42	5.64
RIVR	River Valley Bancorp of IN	14.61	22.06	1.55	17.91	8.07	81.57	5.59	81.80	9.43	0.84	5.75	46.41	394	8.12	8.11	NA	0.70	9.51	0.60	8.15
ROME	Rome Bancorp, Inc. of Rome NY	9.32	63.17	0.49	9.04	17.58	103.10	19.17	103.10	19.02	0.36	3.86	67.92	330	18.59	18.59	NA	1.08	5.94	1.00	5.49
UCBA	United Comm Bncp MHC IN (40.7)	7.21	23.00	0.09	7.11	NM	101.41	12.84	101.41	NM	0.44	6.10	NM	441	12.66	12.66	NA	0.19	1.41	0.17	1.27
WSB	WSB Holdings, Inc. of Bowie MD	2.50	19.74	-0.87	6.61	NM	37.82	4.73	37.82	NM	0.00	0.00	NM	418	12.50	12.50	NA	-1.44	-11.83	-1.56	-12.87
WVFC	WVS Financial Corp. of PA	11.50	23.66	0.52	14.15	26.14	81.27	6.27	81.27	22.12	0.64	5.57	NM	377	7.72	7.72	NA	0.23	2.96	0.27	3.50
WAYN	Wayne Savings Bancshares of OH	8.00	24.03	0.71	12.64	10.26	63.29	5.90	66.95	11.27	0.24	3.00	30.77	407	9.32	8.86	NA	0.58	6.40	0.53	5.82

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets $250-$500 Million;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of August 20, 2010

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tng Eq/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	9.64	278.43	-0.71	12.76	18.89	77.05	9.26	84.70	18.36	0.23	1.99	30.08	2,697	11.41	10.65	4.25	-0.09	0.64	-0.97	-0.06
Special Selection Grouping(8)	9.62	45.41	-2.14	13.77	18.66	65.19	7.26	69.38	14.09	0.20	1.57	24.97	706	10.48	9.89	6.10	-0.18	-0.17	-3.09	-0.32
Comparable Group																				
Special Comparative Group(8)																				
ACFC Atl Cst Fed Cp of GA MHC(34.9)(7)	2.30	10.78	-1.86	4.20	NM	54.76	3.38	54.89	NM	0.00	0.00	NM	914	6.17	6.15	5.07	-3.05	-43.03	-2.63	-37.05
BCSB BCSB Bancorp, Inc. of MD	9.75	30.43	-0.64	16.17	NM	60.30	4.89	60.37	NM	0.00	0.00	NM	622	9.79	9.78	2.23	-0.32	-3.13	-0.34	-3.34
BYFC Broadway Financial Corp. of CA	2.94	5.13	-3.45	9.90	NM	29.70	0.93	29.70	NM	0.04	1.36	NM	552	6.01	6.01	11.30	-1.21	-19.26	-1.16	-18.41
BFSB Brooklyn Fed MHC of NY (28.2)	4.16	15.11	-0.41	5.68	NM	73.24	10.23	73.24	NM	0.04	0.96	NM	524	13.96	13.96	19.04	-2.64	-17.20	-1.00	-6.53
CARV Carver Bancorp, Inc. of NY	5.34	13.26	-1.41	16.29	NM	32.78	1.65	32.94	NM	0.10	1.87	NM	804	7.39	7.37	NA	-0.51	-6.56	-0.43	-5.54
CEBK Central Bncrp of Somerville MA	10.87	18.12	1.17	21.50	9.97	50.56	3.44	53.92	9.29	0.20	1.84	18.35	527	8.63	8.24	NA	0.33	4.15	0.36	4.45
CBNK Chicopee Bancorp, Inc. of MA	11.26	71.33	-0.11	14.93	NM	75.42	12.81	75.42	NM	0.00	0.00	NM	557	16.98	16.98	NA	-0.27	-1.55	-0.13	-0.74
CZWI Citizens Comm Bncorp Inc of WI	4.30	21.99	0.30	11.03	28.67	38.98	3.81	44.06	14.33	0.00	0.00	0.00	576	9.78	8.76	1.79	0.13	1.38	0.27	2.75
COBK Colonial Financial Serv. of NJ	9.80	40.90	0.71	15.78	20.42	62.10	6.97	62.10	13.80	0.00	0.00	0.00	587	7.46	7.46	NA	0.34	4.58	0.50	6.77
CFFC Community Fin. Corp. of VA	4.19	18.28	0.71	8.62	5.90	48.61	3.31	48.61	5.90	0.00	0.00	0.00	552	9.03	9.03	NA	0.57	6.40	0.57	6.40
FSBI Fidelity Bancorp, Inc. of PA	5.08	15.49	-0.43	13.62	NM	37.30	2.19	39.87	NM	0.08	1.57	NM	708	6.82	6.47	2.30	-0.45	-6.78	-0.18	-2.72
FCLF First Clover Leaf Fin Cp of IL	5.28	41.91	0.12	9.80	35.20	53.88	7.44	64.31	NM	0.24	4.55	NM	563	13.81	11.84	NA	0.20	1.52	0.16	1.22
FCFL First Community Bk Corp of FL	1.42	7.75	-3.17	3.59	NM	39.55	1.50	39.55	NM	0.00	0.00	NM	516	7.38	7.38	NA	-3.05	-38.41	-3.17	-39.92
FFBH First Fed. Bancshares of AR	1.67	8.09	-8.82	5.82	NM	28.69	1.19	28.69	NM	0.00	0.00	NM	678	6.55	6.55	12.45	-5.84	NM	-5.89	NM
FPTB First PacTrust Bancorp of CA	9.60	40.74	-0.35	18.21	NM	52.72	4.62	52.72	NM	0.20	2.08	NM	881	10.94	10.94	NA	-0.19	-1.75	-0.17	-1.53
FSFG First Savings Fin. Grp. of IN	13.40	32.36	1.26	22.18	13.81	60.41	6.45	71.77	10.63	0.00	0.00	0.00	501	10.68	9.15	NA	0.53	4.42	0.69	5.74
HMNF HMN Financial, Inc. of MN	4.32	18.62	-2.69	15.27	NM	28.29	1.91	28.29	NM	0.00	0.00	NM	975	9.21	9.21	NA	-1.02	-10.69	-1.13	-11.89
HBNK Hampden Bancorp, Inc. of MA	10.02	71.65	-0.12	13.13	NM	76.31	12.40	76.31	NM	0.12	1.20	NM	578	16.25	16.25	NA	-0.15	-0.90	-0.15	-0.90
HARL Harleysville Svgs Fin Cp of PA	15.42	56.65	1.36	14.29	11.42	107.91	6.53	107.91	11.34	0.76	4.93	56.30	867	6.05	6.05	NA	0.59	9.74	0.59	9.81
HBOS Heritage Fn Gp MHC of GA(24.3)(7)	9.21	23.30	-0.17	5.93	NM	155.31	16.68	159.34	NM	0.36	3.91	NM	574	10.74	10.49	NA	-0.24	-2.01	-0.34	-2.85
HIFS Hingham Inst. for Sav. of MA	35.09	74.53	4.28	32.47	8.12	108.07	7.67	108.07	8.20	0.92	2.62	21.30	972	7.10	7.10	NA	0.99	13.99	0.98	13.86
HBCP Home Bancorp Inc. Lafayette LA	13.00	110.25	-77.25	15.65	28.89	83.07	15.54	84.25	NM	0.00	0.00	0.00	709	18.71	18.50	0.40	0.64	2.89	***.**	NM
HOME Home Federal Bancorp Inc of ID	12.47	208.10	-0.61	12.33	35.63	101.14	23.94	101.14	NM	0.22	1.76	62.86	869	23.67	23.67	NA	0.72	2.84	-1.26	-4.94
JFBI Jefferson Bancshares Inc of TN	3.39	22.57	0.04	12.03	21.19	28.18	3.40	40.50	NM	0.00	0.00	0.00	663	12.08	8.73	NA	0.16	1.33	0.04	0.33
KFED K-Fed Bancorp MHC of CA (33.3)(7)	7.42	32.87	0.21	7.00	39.05	106.00	11.04	110.91	35.33	0.44	5.93	NM	893	10.42	10.00	3.54	0.29	2.72	0.32	3.01
LSBX LSB Corp of No. Andover MA(7)	20.71	93.34	0.77	14.22	17.70	145.64	11.71	145.64	26.90	0.36	1.74	30.77	797	8.04	8.04	NA	0.66	7.83	0.43	5.15
LEGC Legacy Bancorp, Inc. of MA	8.26	71.88	-0.48	13.66	NM	60.47	7.52	69.41	NM	0.20	2.42	NM	956	12.43	11.01	2.50	-0.85	-6.65	-0.44	-3.43
MGYR Magyar Bancorp MHC of NJ(44.7)	3.89	10.05	0.55	7.60	5.64	51.18	4.14	51.18	7.07	0.00	0.00	0.00	543	8.09	8.09	NA	0.72	9.77	0.57	7.79
MLVF Malvern Fed Bncp MHC PA(44.6)	8.20	22.30	-0.19	11.21	NM	73.15	7.20	73.15	NM	0.12	1.46	NM	695	9.84	9.84	6.03	-0.14	-1.41	-0.17	-1.68
CASH Meta Financial Group of IA	35.00	107.91	2.41	22.64	11.74	154.59	11.22	160.92	14.52	0.52	1.49	17.45	961	7.26	7.00	NA	1.02	17.08	0.82	13.81
NECB NE Comm Bncrp MHC of NY (45.0)	5.89	35.05	-0.18	8.15	NM	72.27	15.07	73.53	NM	0.12	2.04	NM	517	20.85	20.56	8.19	-0.46	-2.19	-0.46	-2.19
NHTB NH Thrift Bancshares of NH	10.20	58.87	0.64	14.30	8.50	71.33	5.93	110.15	15.94	0.52	5.10	43.33	993	9.31	6.57	NA	0.74	7.80	0.39	4.16
NVSL Naug Vlly Fin MHC of CT (40.4)(7)	6.05	17.18	0.33	7.29	17.79	82.99	7.52	83.10	18.33	0.12	1.98	35.29	565	9.06	9.05	NA	0.43	4.78	0.42	4.64
OSHC Ocean Shore Holding Co. of NJ	10.38	75.86	0.71	13.66	14.62	75.99	9.50	75.99	14.62	0.24	2.31	33.80	799	12.50	12.50	NA	0.68	6.05	0.68	6.05
ONFC Oneida Financial Corp. of NY	7.69	55.10	0.53	11.69	14.79	65.78	8.85	93.55	14.51	0.53	6.89	NM	623	8.74	5.11	NA	0.60	6.84	0.61	6.97
PVFC PVF Capital Corp. of Solon OH	1.98	50.30	-0.34	3.36	NM	58.93	5.66	58.93	NM	0.00	0.00	NM	889	9.60	9.60	9.73	-0.43	-6.33	-0.97	-14.35
PEOP Peoples Fed Bancshrs Inc of MA	10.37	74.06	0.22	15.45	37.04	67.12	13.58	67.12	NM	0.00	0.00	0.00	546	0.00	0.00	NA	0.37	NM	0.29	NM
PBIP Prudential Bncp MHC PA (29.3)	7.05	21.37	0.35	5.63	22.03	125.22	13.14	125.22	20.14	0.20	2.84	62.50	538	10.49	10.49	NA	0.62	5.80	0.68	6.34
RVSB Riverview Bancorp, Inc. of WA	1.98	21.63	-0.36	7.85	NM	25.22	2.51	36.13	NM	0.00	0.00	NM	863	9.98	7.20	5.66	-0.47	-4.60	-0.45	-4.48
SIFI SI Fin Gp Inc MHC of CT (38.2)	6.60	29.71	0.17	6.89	34.74	95.79	8.74	100.92	38.82	0.12	1.82	63.16	889	9.12	8.70	0.97	0.25	2.86	0.23	2.56
THRD TF Fin. Corp. of Newtown PA	22.49	60.39	1.27	27.31	15.30	82.35	8.38	87.78	17.71	0.80	3.56	54.42	721	10.17	9.60	NA	0.55	5.50	0.48	4.75
TSH Teche Hlding Cp of N Iberia LA	28.75	60.12	3.35	35.65	8.31	80.65	7.85	84.83	8.58	1.42	4.94	41.04	765	9.74	9.30	2.35	0.94	9.99	0.91	9.68
TSBK Timberland Bancorp, Inc. of WA	3.95	27.83	-0.27	9.93	NM	39.78	3.80	43.69	NM	0.00	0.00	NM	732	11.70	10.93	6.49	-0.45	-3.65	-0.27	-2.19

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets $500 Million-$1 Billion;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2010 (000)	Proj. Pop. 2015	2000-2010 % Change	2010-2015 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
HMN Financial, Inc. of MN	Olmsted, MN	124	145	153	17.0%	4.9%	33,054	109.4%	13.8%
PVF Capital Corp. of OH	Cuyahoga, OH	1,394	1,290	1,237	-7.4%	-4.1%	26,515	102.2%	0.9%
First PacTrust Bancorp of CA	San Diego, CA	2,814	3,120	3,247	10.9%	4.0%	28,053	100.7%	1.1%
Riverview Bancorp, Inc. of WA	Clark, WA	345	438	475	26.9%	8.5%	27,004	94.1%	10.8%
Timberland Bancorp, Inc. of WA	Grays Harbor, WA	67	72	73	7.3%	1.3%	20,370	71.0%	19.1%
First Clover Leaf Financial Corp. of IL	Madison, IL	259	270	274	4.3%	1.6%	25,585	90.6%	10.4%
Community Financial Corp. of VA	Staunton, VA	24	24	25	0.0%	2.9%	23,981	79.5%	24.8%
Broadway Financial Corp. of CA	Los Angeles, CA	9,519	10,241	10,449	7.6%	2.0%	24,448	87.8%	0.2%
First Community Bank Corp. of FL	Pinellas, FL	921	922	906	0.1%	-1.7%	28,371	110.1%	1.5%
WSB Holdings, Inc. of MD	Prince Georges, MD	802	831	813	3.6%	-2.2%	28,562	90.7%	1.6%
	Averages:	1,627	1,735	1,765	7.0%	1.7%	26,594	93.6%	8.4%
	Medians:	573	634	644	5.8%	1.8%	26,760	92.4%	6.0%
Anchor Mutual SB	**Grays Harbor**	**67**	**72**	**73**	**7.3%**	**1.3%**	**20,370**	**71.0%**	**29.3%**

(1) Total institution deposits in headquarters county as percent of total county deposits.
Sources: SNL Financial, LC., FDIC.

EXHIBIT IV-1
Anchor Bank
Stock Prices: As of August 20, 2010

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Weekly Thrift Market Line - Part One
Prices As Of August 20, 2010

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(110)	10.02	29,129	320.1	13.07	8.15	9.99	-0.10	-5.21	3.30	-0.11	-0.19	13.91	12.79	144.96
NYSE Traded Companies(6)	9.50	150,943	1,788.0	13.60	7.20	9.05	3.69	-11.92	-4.06	-0.62	-0.89	10.18	6.98	112.33
AMEX Traded Companies(1)	28.75	2,091	60.1	35.75	26.01	27.98	2.75	-17.65	-9.33	3.46	3.35	35.65	33.89	366.09
NASDAQ Listed OTC Companies(103)	9.86	22,091	234.6	12.82	8.02	9.87	-0.35	-4.68	3.87	-0.11	-0.19	13.92	12.93	144.71
California Companies(4)	7.37	6,895	56.3	12.06	3.82	7.94	-4.82	15.22	34.48	-0.48	-0.80	12.89	12.89	196.55
Florida Companies(2)	1.39	29,689	40.5	4.73	1.28	1.55	-8.68	-68.25	-18.23	-3.17	-3.28	2.51	2.37	90.49
Mid-Atlantic Companies(34)	11.07	48,496	599.4	13.45	8.73	10.91	1.28	2.85	7.58	0.21	0.25	13.67	12.29	149.74
Mid-West Companies(31)	8.57	13,293	63.5	12.37	6.65	8.64	-1.34	-8.68	6.72	-0.22	-0.57	14.22	13.39	160.03
New England Companies(17)	12.92	41,091	519.4	15.27	11.18	12.87	1.55	-1.87	1.58	0.49	0.48	15.57	13.47	136.58
North-West Companies(4)	6.28	37,312	453.3	9.80	5.62	6.35	-0.65	-23.06	-20.27	-0.72	-0.60	10.97	9.58	93.80
South-East Companies(12)	10.40	6,033	54.5	13.57	9.38	10.21	1.27	-13.95	-6.55	-0.68	-0.63	15.75	14.99	144.99
South-West Companies(2)	10.28	23,384	229.3	12.54	9.36	10.19	0.85	4.29	1.49	0.12	0.16	13.82	13.81	85.35
Western Companies (Excl CA)(4)	9.92	15,595	118.5	13.73	8.57	9.96	-3.72	-12.86	-20.68	-0.34	-0.24	11.71	11.71	81.47
Thrift Strategy(104)	9.93	25,993	283.6	12.91	8.13	9.90	-0.14	-4.41	2.25	-0.08	-0.17	13.93	12.83	143.87
Mortgage Banker Strategy(3)	3.35	32,664	67.1	7.48	1.79	3.28	1.80	-50.06	48.87	-1.59	-2.13	6.32	6.18	104.51
Real Estate Strategy(1)	1.98	25,402	50.3	4.39	1.58	1.98	0.00	-3.88	2.06	-0.15	-0.34	3.36	3.36	35.00
Diversified Strategy(2)	25.12	187,409	2,565.8	31.58	18.62	25.11	0.08	-1.84	11.82	0.19	0.36	25.81	22.46	296.25
Companies Issuing Dividends(69)	11.93	38,184	471.2	14.92	9.71	11.83	1.02	-1.26	4.23	0.40	0.37	15.02	13.60	159.44
Companies Without Dividends(41)	6.68	13,341	56.6	9.85	5.42	6.78	-2.05	-12.10	1.69	-0.99	-1.18	11.98	11.39	119.73
Equity/Assets <6%(14)	3.28	24,260	59.4	7.65	2.76	3.40	-5.32	-43.27	-23.85	-3.08	-3.15	8.10	7.49	173.59
Equity/Assets 6-12%(58)	11.18	20,035	210.4	14.44	8.63	11.18	0.23	0.57	12.41	0.38	0.22	15.51	14.55	179.99
Equity/Assets >12%(38)	10.41	44,308	567.0	12.73	9.12	10.29	1.06	-1.86	-1.79	0.10	0.12	13.35	11.84	83.38
Converted Last 3 Mths (no MHC)(7)	9.44	18,003	168.6	12.00	8.04	9.49	-0.51	0.42	2.21	0.34	0.36	13.86	13.16	94.73
Actively Traded Companies(5)	17.75	33,198	485.9	23.24	14.94	18.69	-3.00	1.46	0.04	0.97	1.12	21.45	19.96	274.35
Market Value Below $20 Million(24)	6.38	3,984	13.6	9.83	5.03	6.48	-2.98	-14.17	-2.50	-1.40	-1.46	13.32	13.13	178.86
Holding Company Structure(105)	9.77	30,207	331.9	12.80	7.95	9.68	0.13	-6.26	3.24	-0.19	-0.27	13.77	12.66	142.43
Assets Over $1 Billion(52)	9.91	57,030	640.0	13.63	8.19	9.84	0.30	-9.07	1.73	-0.15	-0.25	12.64	11.08	126.02
Assets $500 Million-$1 Billion(33)	10.30	6,042	49.8	12.78	8.13	10.33	-0.88	-3.97	1.21	-0.09	-0.11	14.94	13.99	172.85
Assets $250-$500 Million(20)	10.32	3,173	29.8	13.02	8.62	10.35	0.04	0.77	1.59	0.25	0.09	15.36	14.81	147.79
Assets less than $250 Million(5)	8.09	1,700	12.0	9.67	5.91	7.81	0.34	1.55	39.21	-1.22	-1.32	14.22	14.15	144.63
Goodwill Companies(65)	10.44	40,604	483.2	13.62	8.47	10.34	0.26	-5.80	4.56	0.07	0.01	14.15	12.25	152.64
Non-Goodwill Companies(45)	9.42	12,700	86.6	12.28	7.68	9.49	-0.62	-4.37	1.51	-0.37	-0.49	13.58	13.58	133.98
Acquirors of FSLIC Cases(1)	14.98	112,474	1,684.9	21.65	14.04	15.24	-1.71	4.68	-22.54	0.94	1.32	16.15	13.87	122.72

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2010

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(32)	8.04	32,915	100.2	10.49	6.72	8.07	0.47	-5.07	3.09	0.19	0.22	7.84	7.42	68.94
NASDAQ Listed OTC Companies(32)	8.04	32,915	100.2	10.49	6.72	8.07	0.47	-5.07	3.09	0.19	0.22	7.84	7.42	68.94
Mid-Atlantic Companies(17)	8.19	26,299	92.9	10.92	7.23	8.22	0.42	-13.96	-9.98	0.23	0.26	8.00	7.69	72.86
Mid-West Companies(7)	7.56	61,452	146.3	9.89	5.96	7.58	0.78	0.08	24.17	0.11	0.01	7.43	6.78	52.90
New England Companies(5)	8.19	14,916	58.6	9.77	5.95	8.25	0.23	20.53	20.46	0.13	0.37	7.86	7.35	78.28
Thrift Strategy(32)	8.04	32,915	100.2	10.49	6.72	8.07	0.47	-5.07	3.09	0.19	0.22	7.84	7.42	68.94
Companies Issuing Dividends(22)	8.35	14,547	42.0	10.92	7.18	8.38	0.44	-11.64	-5.27	0.18	0.22	7.91	7.61	67.57
Companies Without Dividends(10)	7.39	71,945	223.9	9.57	5.73	7.40	0.54	8.87	20.85	0.19	0.23	7.69	7.01	71.84
Equity/Assets 6-12%(19)	8.00	17,917	69.0	9.93	6.24	8.06	0.43	4.06	14.13	0.31	0.32	8.27	7.86	87.41
Equity/Assets >12%(13)	8.09	52,003	139.9	11.20	7.34	8.08	0.53	-16.70	-10.97	0.03	0.09	7.30	6.86	45.43
Market Value Below $20 Million(1)	6.30	2,485	5.7	8.00	5.11	6.30	0.00	-2.48	12.50	0.74	0.63	9.97	8.43	159.49
Holding Company Structure(29)	8.07	34,204	104.5	10.40	6.71	8.12	0.31	-2.82	4.96	0.18	0.21	7.99	7.53	70.75
Assets Over $1 Billion(11)	9.17	78,087	241.2	12.00	7.98	9.27	-0.12	-9.60	5.46	0.23	0.18	7.29	6.89	57.46
Assets $500 Million-$1 Billion(10)	5.97	9,968	22.3	9.35	4.70	5.78	2.94	-17.03	-14.40	-0.04	0.05	7.53	7.45	69.48
Assets $250-$500 Million(10)	8.12	5,825	19.0	9.36	6.69	8.20	-0.32	10.14	14.12	0.31	0.40	8.66	8.14	84.34
Assets less than $250 Million(1)	9.60	7,851	30.0	13.82	7.80	9.78	-1.84	-29.57	-12.73	0.00	0.00	7.38	5.50	30.36
Goodwill Companies(19)	8.46	53,219	168.1	10.89	6.92	8.54	-0.44	3.58	5.38	0.21	0.25	7.96	7.14	68.48
Non-Goodwill Companies(13)	7.59	10,918	26.6	10.05	6.50	7.56	1.46	-14.45	0.60	0.16	0.18	7.72	7.72	69.43
MHC Institutions(32)	8.04	32,915	100.2	10.49	6.72	8.07	0.47	-5.07	3.09	0.19	0.22	7.84	7.42	68.94

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2010

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	12.20	97,892	1,194.3	17.55	9.24	11.65	4.72	10.11	-1.85	0.46	0.39	12.53	10.64	200.94
BBX	BankAtlantic Bancorp Inc of FL*	1.36	53,921	73.3	4.46	1.14	1.34	1.49	-75.41	4.62	-3.28	-3.39	1.43	1.15	86.34
FBC	Flagstar Bancorp, Inc. of MI*	2.62	153,338	401.7	13.80	2.37	2.74	-4.38	-66.41	-56.33	-3.32	-4.97	5.47	5.47	93.47
NYB	New York Community Bcrp of NY*	16.05	435,505	6,989.9	18.20	10.20	16.19	-0.86	48.06	10.61	1.18	1.46	12.51	6.70	96.46
NAL	NewAlliance Bancshares of CT*	12.97	105,080	1,362.9	13.48	10.50	11.09	16.95	6.84	7.99	0.55	0.54	13.93	8.62	82.91
PFS	Provident Fin. Serv. Inc of NJ*	11.78	59,924	705.9	14.10	9.75	11.30	4.25	5.27	10.61	0.66	0.65	15.20	9.29	113.87
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	28.75	2,091	60.1	35.75	26.01	27.98	2.75	-17.65	-9.33	3.46	3.35	35.65	33.89	366.09
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA*	9.84	20,355	200.3	10.20	6.28	9.50	3.58	18.55	42.82	-0.26	-0.26	10.44	10.44	62.30
ALLB	Alliance Bank MHC of PA (40.7)	7.99	6,696	21.8	8.89	7.60	8.00	-0.12	-8.69	-4.88	0.15	0.15	7.25	7.25	66.97
ABCW	Anchor BanCorp Wisconsin of WI(8)*	0.62	21,683	13.4	1.55	0.37	0.62	0.00	-56.64	-1.59	-6.12	-6.50	0.15	-0.18	184.43
AFCB	Athens Bancshares, Inc. of TN*	11.02	2,777	30.6	11.85	10.50	11.01	0.09	10.20	10.20	0.06	0.07	18.08	17.92	101.54
ACFC	Atl Cst Fed Cp of GA MHC(34.9)(8)	2.30	13,423	10.8	4.25	1.18	2.20	4.55	12.20	52.32	-2.16	-1.86	4.20	4.19	68.09
BCSB	BCSB Bancorp, Inc. of MD*	9.75	3,121	30.4	10.50	8.05	9.51	2.52	18.18	8.94	-0.60	-0.64	16.17	16.15	199.40
BKMU	Bank Mutual Corp of WI*	5.54	45,710	253.2	9.75	5.20	5.81	-4.65	-39.19	-20.06	0.12	-0.16	8.69	7.51	76.19
BFIN	BankFinancial Corp. of IL*	8.67	21,060	182.6	10.50	8.12	8.70	-0.34	-13.82	-12.42	0.01	0.04	12.32	11.08	74.34
BFED	Beacon Federal Bancorp of NY*	9.80	6,521	63.9	10.25	8.14	9.55	2.62	5.95	4.26	0.79	0.88	16.31	16.31	164.36
BNCL	Beneficial Mut MHC of PA(44.1)	8.63	81,700	311.2	11.05	8.47	8.88	-2.82	-5.06	-12.30	0.31	0.28	8.07	6.49	59.69
BHLB	Berkshire Hills Bancorp of MA*	18.38	14,037	258.0	24.18	16.20	17.21	6.80	-20.91	-11.12	-1.11	-1.11	27.40	14.96	195.73
BOFI	Bofi Holding, Inc. Of CA*	11.62	10,185	118.3	19.27	6.64	13.72	-15.31	76.06	16.20	2.01	1.45	12.25	12.25	139.53
BYFC	Broadway Financial Corp. of CA*	2.94	1,744	5.1	7.70	1.78	3.08	-4.55	-46.55	-50.84	-3.61	-3.45	9.90	9.90	316.27
BRKL	Brookline Bancorp, Inc. of MA*	9.22	59,038	544.3	11.63	8.63	9.05	1.88	-15.18	-6.96	0.43	0.40	8.34	7.57	45.05
BFSB	Brooklyn Fed MHC of NY (28.2)	4.16	12,889	15.1	13.98	3.71	4.00	4.00	-69.72	-58.57	-1.08	-0.41	5.68	5.68	40.68
CITZ	CFS Bancorp, Inc of Munster IN*	4.89	10,847	53.0	6.25	2.93	4.75	2.95	15.60	51.39	-0.09	-0.06	10.40	10.39	100.98
CMSB	CMS Bancorp Inc of W Plains NY*	10.50	1,863	19.6	10.50	6.76	9.75	7.69	31.25	54.19	-0.13	-0.32	11.39	11.39	130.20
CBNJ	Cape Bancorp, Inc. of NJ*	7.58	13,314	100.9	8.87	5.35	7.60	-0.26	-12.87	12.80	-1.24	-1.07	9.83	8.09	80.54
CFFN	Capitol Fd Fn MHC of KS (29.5)(8)	28.68	73,991	624.9	38.49	28.19	29.60	-3.11	-16.07	-8.84	0.94	0.93	12.97	12.97	115.46
CARV	Carver Bancorp, Inc. of NY*	5.34	2,483	13.3	9.66	5.23	6.50	-17.85	-11.00	-40.99	-1.67	-1.41	16.29	16.21	323.77
CEBK	Central Bncrp of Somerville MA*	10.87	1,667	18.1	14.17	7.96	11.51	-5.56	35.03	30.96	1.09	1.17	21.50	20.16	315.99
CFBK	Central Federal Corp. of OH*	1.10	4,093	4.5	3.00	0.83	1.25	-12.00	-61.40	-26.67	-3.65	-3.76	2.47	2.43	67.21
CHEV	Cheviot Fin Cp MHC of OH(38.5)	8.35	8,865	28.5	9.55	7.00	8.50	-1.76	1.33	12.99	0.19	0.17	7.91	7.91	39.60
CBNK	Chicopee Bancorp, Inc. of MA*	11.26	6,335	71.3	13.95	10.79	11.11	1.35	-13.45	-9.78	-0.23	-0.11	14.93	14.93	87.92
CZWI	Citizens Comm Bncorp Inc of WI*	4.30	5,113	22.0	5.30	3.01	4.10	4.88	-16.83	26.47	0.15	0.30	11.03	9.76	112.73
CSBC	Citizens South Bnkg Corp of NC*	5.72	10,966	62.7	7.24	4.40	5.52	3.62	0.00	24.89	-1.93	-0.80	6.92	6.74	98.25
CSBK	Clifton Svg Bp MHC of NJ(36.4)	8.33	26,137	80.0	11.16	8.25	8.38	-0.60	-23.51	-11.10	0.29	0.29	6.71	6.71	42.61
COBK	Colonial Financial Serv. of NJ*	9.80	4,173	40.9	10.85	5.86	9.80	0.00	13.95	26.94	0.48	0.71	15.78	15.78	140.68
CFFC	Community Fin. Corp. of VA*	4.19	4,362	18.3	5.29	3.32	4.00	4.75	7.44	-3.46	0.71	0.71	8.62	8.62	126.62
DNBK	Danvers Bancorp, Inc. of MA*	15.53	21,375	332.0	17.09	12.32	15.26	1.77	22.28	19.55	0.61	0.56	13.76	12.17	118.33
DCOM	Dime Community Bancshars of NY*	12.56	34,548	433.9	14.32	10.25	11.88	5.72	1.78	7.08	1.04	1.07	9.11	7.50	120.07
ESBF	ESB Financial Corp. of PA*	12.20	12,039	146.9	14.96	10.62	12.44	-1.93	-8.61	-7.72	1.07	1.12	14.41	10.87	161.78
ESSA	ESSA Bancorp, Inc. of PA*	10.92	13,523	147.7	13.75	10.62	11.17	-2.24	-19.11	-6.67	0.36	0.32	13.06	13.06	78.91
EBMT	Eagle Bancorp Montanta of MT*	9.32	4,083	38.1	11.58	7.24	9.59	-2.82	22.15	8.50	0.79	0.79	12.29	12.29	79.90
ESBK	Elmira Svgs Bank, FSB of NY*	15.35	1,959	30.1	17.20	13.06	16.40	-6.40	-4.06	-8.36	1.67	1.26	19.26	12.62	254.85
FFDF	FFD Financial Corp of Dover OH*	14.50	1,011	14.7	15.50	11.83	13.40	8.21	11.20	6.77	0.91	0.70	17.89	17.89	196.95
FFCO	FedFirst Fin MHC of PA (42.5)(8)	4.70	6,324	12.6	6.95	3.08	4.59	2.40	49.21	38.24	0.14	0.14	6.95	6.73	56.32
FSBI	Fidelity Bancorp, Inc. of PA*	5.08	3,049	15.5	10.50	4.00	5.00	1.60	-23.03	1.40	-1.07	-0.43	13.62	12.74	232.24
FABK	First Advantage Bancorp of TN*	10.72	4,188	44.9	10.98	9.85	10.50	2.10	7.20	1.04	0.17	0.16	16.25	16.25	82.40
FBSI	First Bancshares, Inc. of MO*	8.75	1,551	13.6	10.95	6.80	8.79	-0.46	-12.50	5.68	-0.58	-0.65	15.46	15.37	137.84
FCAP	First Capital, Inc. of IN*	15.12	2,788	42.2	18.19	13.17	15.42	-1.95	-5.50	-0.46	0.85	0.73	17.13	15.15	164.27
FCLF	First Clover Leaf Fin Cp of IL*	5.28	7,938	41.9	8.00	5.19	5.50	-4.00	-31.87	-28.16	0.15	0.12	9.80	8.21	70.95
FCFL	First Community Bk Corp of FL*	1.42	5,457	7.7	4.99	1.41	1.75	-18.86	-61.10	-41.08	-3.05	-3.17	3.59	3.59	94.63
FDEF	First Defiance Fin. Corp of OH*	10.12	8,118	82.2	18.93	8.53	10.15	-0.30	-40.99	-10.36	0.30	0.11	24.89	16.96	251.13
FFNM	First Fed of N. Michigan of MI*	2.42	2,884	7.0	2.79	1.02	2.72	-11.03	21.00	98.36	-2.21	-2.28	8.15	7.88	78.69
FFBH	First Fed. Bancshares of AR*	1.67	4,847	8.1	4.69	1.50	1.70	-1.76	-60.05	-27.07	-8.75	-8.82	5.82	5.82	139.90
FFNW	First Fin NW, Inc of Renton WA*	4.20	18,805	79.0	7.83	3.63	4.25	-1.18	-45.10	-35.88	-3.01	-3.07	9.93	9.93	69.48
FFCH	First Fin. Holdings Inc. of SC*	10.06	16,527	166.3	18.64	9.46	9.71	3.60	-43.51	-22.62	-2.46	-2.30	15.66	13.34	201.15
FFHS	First Franklin Corp. of OH*	7.03	1,686	11.9	16.49	4.91	7.34	-4.22	10.36	-12.02	-1.45	-2.33	12.94	12.94	166.67
FPTB	First PacTrust Bancorp of CA*	9.60	4,244	40.7	10.76	4.44	9.75	-1.54	56.10	79.44	-0.40	-0.35	18.21	18.21	207.70

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2010

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
FPFC	First Place Fin. Corp. of OH*	3.68	16,974	62.5	5.71	2.43	3.73	-1.34	10.18	32.85	-2.04	-2.86	10.82	10.30	185.79
FSFG	First Savings Fin. Grp. of IN*	13.40	2,415	32.4	14.22	10.02	13.46	-0.45	31.24	28.23	0.97	1.26	22.18	18.67	207.66
FFIC	Flushing Fin. Corp. of NY*	11.58	31,238	361.7	15.00	10.17	11.52	0.52	-14.09	2.84	0.87	0.96	12.15	11.58	136.12
FXCB	Fox Chase Bancorp, Inc. of PA*	9.35	14,547	136.0	11.22	8.00	9.55	-2.09	4.24	5.06	-0.08	-0.08	13.88	13.88	84.75
GSLA	GS Financial Corp. of LA*	11.10	1,258	14.0	16.48	9.36	10.99	1.00	-26.00	-25.95	0.07	-0.45	22.57	22.57	217.77
GCBC	Green Co Bcrp MHC of NY (44.1)	16.40	4,119	29.7	18.50	13.84	17.21	-4.71	13.10	6.63	1.19	1.19	10.80	10.80	120.25
HFFC	HF Financial Corp. of SD*	9.50	6,942	65.9	13.00	8.05	9.48	0.21	-20.63	-2.26	0.93	0.70	13.50	12.79	177.83
HMNF	HMN Financial, Inc. of MN*	4.32	4,310	18.6	6.85	3.20	4.16	3.85	5.37	2.86	-2.42	-2.69	15.27	15.27	226.27
HBNK	Hampden Bancorp, Inc. of MA*	10.02	7,151	71.7	11.07	9.01	9.95	0.70	-6.53	-5.92	-0.12	-0.12	13.13	13.13	80.81
HARL	Harleysville Svgs Fin Cp of PA*	15.42	3,674	56.7	16.20	12.02	15.43	-0.06	1.11	11.26	1.35	1.36	14.29	14.29	236.01
HBOS	Heritage Fn Gp MHC of GA(24.3)(8)	9.21	10,399	23.3	13.39	6.51	10.75	-14.33	-9.71	27.03	-0.12	-0.17	5.93	5.78	55.23
HIFS	Hingham Inst. for Sav. of MA*	35.09	2,124	74.5	38.50	28.31	38.29	-8.36	9.66	14.34	4.32	4.28	32.47	32.47	457.52
HBCP	Home Bancorp Inc. Lafayette LA*	13.00	8,481	110.3	14.49	11.91	12.80	1.56	4.84	6.64	0.45	0.58	15.65	15.43	83.64
HOME	Home Federal Bancorp Inc of ID*	12.47	16,688	208.1	16.12	11.05	12.37	0.81	8.81	-6.31	0.35	-0.61	12.33	12.33	52.09
HFBC	HopFed Bancorp, Inc. of KY*	9.40	6,942	65.3	15.03	9.00	9.37	0.32	-11.65	0.64	0.36	0.16	13.80	13.66	159.38
HCBK	Hudson City Bancorp, Inc of NJ*	11.96	526,611	6,298.3	14.75	11.50	11.56	3.46	-10.95	-12.89	1.07	0.99	10.53	10.23	115.71
ISBC	Investors Bcrp MHC of NJ(43.6)	11.16	114,894	558.5	14.50	8.78	11.59	-3.71	27.40	2.01	0.45	0.40	7.74	7.52	77.17
JXSB	Jacksonville Bancorp Inc of IL*	10.12	1,924	19.5	15.97	8.12	10.13	-0.10	1.30	7.77	0.79	0.52	18.27	16.85	155.11
JFBI	Jefferson Bancshares Inc of TN*	3.39	6,659	22.6	7.28	3.37	3.60	-5.83	-45.50	-28.48	0.16	0.04	12.03	8.37	99.59
KFED	K-Fed Bancorp MHC of CA (33.3)(8)	7.42	13,291	32.9	10.39	7.30	8.10	-8.40	-15.10	-15.59	0.19	0.21	7.00	6.69	67.20
KFFB	KY Fst Fed Bp MHC of KY (39.8)	9.60	7,851	30.0	13.82	7.80	9.78	-1.84	-29.57	-12.73	0.00	0.00	7.38	5.50	30.36
KRNY	Kearny Fin Cp MHC of NJ (26.0)	8.87	68,344	159.0	11.23	8.41	8.77	1.14	-19.36	-11.92	0.09	0.10	7.05	5.85	32.95
LSBX	LSB Corp of No. Andover MA(8)*	20.71	4,507	93.3	20.99	9.40	20.70	0.05	80.24	113.29	1.17	0.77	14.22	14.22	176.82
LSBI	LSB Fin. Corp. of Lafayette IN*	9.71	1,554	15.1	13.00	8.27	10.32	-5.91	-9.67	-0.92	0.54	0.29	22.20	22.20	243.62
LPSB	LaPorte Bancrp MHC of IN(45.0)	7.03	4,586	14.5	8.04	4.14	7.20	-2.36	54.17	59.77	0.60	0.44	10.92	8.91	95.61
LSBK	Lake Shore Bnp MHC of NY(40.2)	8.25	6,075	20.2	8.50	7.46	7.95	3.77	4.70	4.96	0.46	0.46	9.49	9.49	75.79
LEGC	Legacy Bancorp, Inc. of MA*	8.26	8,702	71.9	12.85	7.84	7.95	3.90	-28.30	-16.23	-0.93	-0.48	13.66	11.90	109.89
LABC	Louisiana Bancorp, Inc. of LA*	14.80	4,208	62.3	16.59	13.50	14.50	2.07	9.63	2.07	0.58	0.50	15.97	15.97	77.89
MSBF	MSB Fin Corp MHC of NJ (40.9)	7.26	5,226	15.5	9.45	6.37	7.25	0.14	-19.33	-8.56	0.08	0.10	7.67	7.67	69.34
MGYR	Magyar Bancorp MHC of NJ(44.7)	3.89	5,783	10.0	5.36	2.91	3.98	-2.26	-10.57	-2.75	0.69	0.55	7.60	7.60	93.97
MLVF	Malvern Fed Bncp MHC PA(44.6)	8.20	6,103	22.3	9.85	7.52	8.00	2.50	-15.90	-14.49	-0.16	-0.19	11.21	11.21	113.93
MFLR	Mayflower Bancorp, Inc. of MA*	8.15	2,086	17.0	8.93	5.68	7.77	4.89	1.88	21.64	0.56	0.31	9.82	9.81	122.50
EBSB	Meridian Fn Serv MHC MA (41.8)	10.95	22,506	103.5	12.30	8.20	10.46	4.68	18.38	25.86	0.44	0.40	9.17	8.67	76.79
CASH	Meta Financial Group of IA*	35.00	3,083	107.9	36.53	17.10	34.50	1.45	58.87	67.46	2.98	2.41	22.64	21.75	311.81
MFSF	MutualFirst Fin. Inc. of IN*	7.20	6,985	50.3	9.71	5.51	7.00	2.86	-5.39	20.40	0.20	0.30	14.69	13.95	206.43
NASB	NASB Fin, Inc. of Grandview MO*	13.85	7,868	109.0	32.29	13.09	14.53	-4.68	-54.59	-40.53	1.29	-2.38	21.01	20.68	179.96
NECB	NE Comm Bncrp MHC of NY (45.0)	5.89	13,225	35.1	8.06	4.40	5.64	4.43	-22.70	-10.35	-0.18	-0.18	8.15	8.01	39.09
NHTB	NH Thrift Bancshares of NH*	10.20	5,772	58.9	11.93	8.77	10.20	0.00	8.51	5.26	1.20	0.64	14.30	9.26	172.07
NVSL	Naug Vlly Fin MHC of CT (40.4)(8)	6.05	7,023	17.2	7.42	4.11	6.41	-5.62	13.94	5.40	0.34	0.33	7.29	7.28	80.49
NFSB	Newport Bancorp, Inc. of RI*	11.88	3,639	43.2	12.99	10.91	12.05	-1.41	-3.02	-3.02	0.34	0.37	13.86	13.86	123.77
FFFD	North Central Bancshares of IA*	13.85	1,351	18.7	19.66	13.33	15.05	-7.97	-8.88	-13.27	1.10	0.91	28.50	28.50	334.66
NFBK	Northfield Bcp MHC of NY(43.6)(8)	11.00	43,541	209.9	15.30	10.86	11.22	-1.96	-10.79	-18.64	0.34	0.32	9.18	8.81	50.71
NWBI	Northwest Bancshares Inc of PA*	10.96	110,775	1,214.1	12.79	8.56	10.88	0.74	13.34	-2.75	0.38	0.48	11.83	10.24	73.45
OBAF	OBA Financial Serv. Inc of MD*	11.12	4,629	51.5	11.50	9.95	11.02	0.91	11.20	11.20	-0.23	0.11	17.27	17.27	81.79
OSHC	Ocean Shore Holding Co. of NJ*	10.38	7,308	75.9	11.81	7.68	10.25	1.27	23.57	15.98	0.71	0.71	13.66	13.66	109.30
OCFC	OceanFirst Fin. Corp of NJ*	11.86	18,823	223.2	13.95	9.37	11.69	1.45	-12.15	5.05	0.81	0.75	10.35	10.35	117.92
OABC	OmniAmerican Bancorp Inc of TX*	11.25	11,903	133.9	12.35	10.12	11.12	1.17	12.50	12.50	0.11	-0.04	16.88	16.88	94.94
ONFC	Oneida Financial Corp. of NY*	7.69	7,165	55.1	10.95	7.25	7.75	-0.77	-21.93	-21.53	0.52	0.53	11.69	8.22	86.93
ORIT	Oritani Financial Corp of NJ*	9.43	56,202	530.0	11.43	8.31	9.51	-0.84	5.60	3.06	0.27	0.26	11.18	11.18	43.49
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.30	6,529	12.0	5.33	2.61	4.25	1.18	30.30	26.47	-0.71	0.35	6.78	5.65	75.84
PVFC	PVF Capital Corp. of Solon OH*	1.98	25,402	50.3	4.39	1.58	1.98	0.00	-3.88	2.06	-0.15	-0.34	3.36	3.36	35.00
PFED	Park Bancorp of Chicago IL*	4.26	1,193	5.1	8.60	3.14	4.38	-2.74	-43.20	31.08	-4.07	-4.05	18.22	18.22	179.48
PVSA	Parkvale Financial Corp of PA*	7.11	5,529	39.3	12.39	6.41	6.57	8.22	-10.57	2.30	-3.27	-3.02	15.77	10.61	333.22
PBHC	Pathfinder BC MHC of NY (36.3)	6.30	2,485	5.7	8.00	5.11	6.30	0.00	-2.48	12.50	0.74	0.63	9.97	8.43	159.49
PEOP	Peoples Fed Bancshrs Inc of MA*	10.37	7,142	74.1	10.85	10.10	10.40	-0.29	3.70	3.70	0.28	0.22	15.45	15.45	76.39
PBCT	Peoples United Financial of CT*	13.24	367,700	4,868.3	17.16	13.07	13.22	0.15	-18.47	-20.72	0.22	0.23	14.72	9.89	59.70
PROV	Provident Fin. Holdings of CA*	5.33	11,407	60.8	10.49	2.43	5.22	2.11	-24.72	93.12	0.10	-0.86	11.20	11.20	122.68
PBNY	Provident NY Bncrp, Inc. of NY*	8.07	38,628	311.7	10.62	7.89	8.23	-1.94	-18.40	-4.38	0.52	0.41	11.11	6.84	76.72
PBIP	Prudential Bncp MHC PA (29.3)	7.05	10,031	21.4	11.85	5.52	6.70	5.22	-38.59	-25.95	0.32	0.35	5.63	5.63	53.66
PULB	Pulaski Fin Cp of St. Louis MO*	6.48	10,307	66.8	8.95	5.50	6.55	-1.07	-22.86	-3.28	-0.12	-0.39	8.07	7.67	134.67
RIVR	River Valley Bancorp of IN*	14.61	1,510	22.1	16.45	11.36	15.00	-2.60	19.27	16.88	1.81	1.55	17.91	17.86	261.22
RVSB	Riverview Bancorp, Inc. of WA*	1.98	10,924	21.6	4.39	1.90	2.00	-1.00	-37.34	-11.61	-0.37	-0.36	7.85	5.48	79.04
RCKB	Rockville Fin MHC of CT (43.3)	10.90	18,853	89.0	14.43	8.82	11.94	-8.71	-21.86	3.81	0.61	0.57	8.61	8.55	84.97
ROMA	Roma Fin Corp MHC of NJ (26.9)	10.51	30,781	87.5	13.35	10.11	10.59	-0.76	-18.72	-14.97	0.14	0.19	7.03	7.01	47.33
ROME	Rome Bancorp, Inc. of Rome NY*	9.32	6,778	63.2	9.95	7.61	9.00	3.56	9.65	17.09	0.53	0.49	9.04	9.04	48.63

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2010

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing	12 Mo.	Book	Book	
		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
SIFI	SI Fin Gp Inc MHC of CT (38.2)	6.60	11,777	29.7	7.00	4.15	6.36	3.77	55.29	25.71	0.19	0.17	6.89	6.54	75.52
SVBI	Severn Bancorp, Inc. of MD*	4.37	10,067	44.0	6.57	1.55	4.95	-11.72	19.73	73.41	-0.86	-0.88	7.85	7.82	99.56
SUPR	Superior Bancorp of AL(8)*	1.32	12,560	16.6	4.50	1.19	1.55	-14.84	-54.17	-59.88	-5.80	-6.35	11.02	9.85	267.38
THRD	TF Fin. Corp. of Newtown PA*	22.49	2,685	60.4	22.99	17.58	20.42	10.14	25.99	18.56	1.47	1.27	27.31	25.62	268.44
TFSL	TFS Fin Corp MHC of OH (26.3)	9.23	308,315	749.4	14.46	9.02	9.30	-0.75	-19.25	-23.97	0.03	-0.04	5.71	5.68	35.48
TBNK	Territorial Bancorp, Inc of HI*	17.37	12,233	212.5	21.23	15.47	17.29	0.46	8.70	-3.77	0.69	0.91	18.23	18.23	118.27
TSBK	Timberland Bancorp, Inc. of WA*	3.95	7,045	27.8	5.33	2.90	3.90	1.28	-14.50	-11.04	-0.45	-0.27	9.93	9.04	103.96
TRST	TrustCo Bank Corp NY of NY*	5.46	76,873	419.7	7.18	5.26	5.32	2.63	-13.33	-13.33	0.40	0.37	3.32	3.31	49.81
UCBA	United Comm Bncp MHC IN (40.7)	7.21	7,846	23.0	8.00	6.06	7.14	0.98	18.20	17.24	0.10	0.09	7.11	7.11	56.16
UCFC	United Community Fin. of OH*	1.33	30,898	41.1	2.30	1.15	1.35	-1.48	-11.92	-8.28	-0.88	-1.08	6.88	6.87	74.90
UBNK	United Financial Bncrp of MA*	13.76	16,359	225.1	15.16	11.31	13.26	3.77	7.75	4.96	0.48	0.59	13.64	13.13	94.44
UWBK	United Western Bncp, Inc of CO*	0.52	29,377	15.3	6.00	0.52	0.60	-13.33	-91.11	-81.16	-3.17	-2.07	3.99	3.99	75.61
VPFG	ViewPoint Financal Group of TX*	9.31	34,865	324.6	12.73	8.61	9.26	0.54	-3.92	-9.52	0.13	0.35	10.76	10.73	75.77
WSB	WSB Holdings, Inc. of Bowie MD*	2.50	7,896	19.7	4.65	1.70	2.30	8.70	17.92	7.76	-0.80	-0.87	6.61	6.61	52.90
WSFS	WSFS Financial Corp. of DE*	37.00	7,117	263.3	46.00	24.16	37.00	0.00	14.80	44.36	0.16	0.48	36.90	35.02	532.79
WVFC	WVS Financial Corp. of PA*	11.50	2,057	23.7	15.88	8.31	9.90	16.16	-23.33	-19.30	0.44	0.52	14.15	14.15	183.37
WFSL	Washington Federal, Inc. of WA*	14.98	112,474	1,684.9	21.65	14.04	15.24	-1.71	4.68	-22.54	0.94	1.32	16.15	13.87	122.72
WSBF	Waterstone Fin MHC of WI(26.2)	3.93	31,250	32.2	5.49	1.75	3.56	10.39	-24.42	91.71	-0.28	-0.58	5.55	5.55	60.19
WAYN	Wayne Savings Bancshares of OH*	8.00	3,004	24.0	9.06	4.80	7.50	6.67	36.52	37.69	0.78	0.71	12.64	11.95	135.64
WFD	Westfield Fin. Inc. of MA*	7.48	29,244	218.7	10.37	7.42	7.61	-1.71	-19.74	-9.33	0.14	0.13	8.19	8.19	42.23

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2010

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(110)	11.13	10.33	-0.16	0.33	2.41	-0.22	-0.65	4.06	56.54	1.77	18.69	70.83	8.19	78.82	17.84	0.24	2.02	31.48
NYSE Traded Companies(6)	9.48	6.61	-0.69	5.64	5.24	-0.94	6.08	4.69	38.02	2.56	20.39	89.88	8.85	132.94	21.10	0.37	2.73	58.79
AMEX Traded Companies(1)	9.74	9.30	0.94	9.99	12.03	0.91	9.68	2.35	49.04	1.48	8.31	80.65	7.85	84.83	8.58	1.42	4.94	41.04
NASDAQ Listed OTC Companies(103)	11.24	10.56	-0.14	0.00	2.16	-0.19	-1.04	4.04	58.63	1.72	18.75	69.59	8.16	75.51	17.76	0.22	1.94	30.08
California Companies(4)	7.45	7.45	0.05	-0.12	5.00	-0.23	-3.50	9.57	34.62	2.69	5.78	56.22	4.56	56.22	8.01	0.07	1.05	20.00
Florida Companies(2)	2.72	2.56	-3.33	-38.41	0.00	-3.46	-39.92	12.73	31.70	3.63	NM	67.33	1.54	78.91	NM	0.00	0.00	0.00
Mid-Atlantic Companies(34)	11.14	10.16	0.22	2.30	2.36	0.24	2.57	2.55	55.58	1.39	17.53	83.23	9.25	95.74	17.59	0.33	2.82	49.09
Mid-West Companies(31)	9.21	8.71	-0.39	-0.79	3.04	-0.62	-2.91	4.84	40.52	2.07	18.85	57.41	5.28	60.96	17.28	0.19	1.77	21.61
New England Companies(17)	14.17	12.56	0.30	2.80	2.87	0.30	2.67	1.08	123.75	1.14	21.23	83.98	12.04	98.87	21.11	0.30	2.26	28.50
North-West Companies(4)	11.73	10.43	-1.10	-6.73	-7.93	-0.99	-5.81	8.74	26.40	2.39	15.94	50.01	6.14	57.53	11.35	0.05	0.33	21.28
South-East Companies(12)	12.25	11.76	-0.54	-0.90	2.15	-0.44	0.17	4.07	63.01	2.11	17.96	62.26	8.19	65.14	16.62	0.23	1.55	8.21
South-West Companies(2)	15.99	15.97	0.15	1.23	1.19	0.21	1.93	0.85	60.85	1.02	NM	76.59	12.07	76.71	26.60	0.08	0.86	0.00
Western Companies (Excl CA)(4)	14.94	14.94	-0.36	3.57	5.09	-0.48	-13.53	0.25	48.36	1.94	24.20	71.32	12.74	71.32	15.44	0.20	1.60	46.29
Thrift Strategy(104)	11.16	10.40	-0.13	0.38	2.57	-0.19	-0.48	3.65	57.75	1.68	18.69	70.46	8.19	78.13	17.84	0.24	2.05	31.30
Mortgage Banker Strategy(3)	5.39	5.23	-1.77	0.95	1.88	-2.21	-8.18	10.29	35.66	4.41	NM	71.35	2.96	82.93	NM	0.02	0.38	40.00
Real Estate Strategy(1)	9.60	9.60	-0.43	-6.33	-7.58	-0.97	-14.35	9.73	35.01	4.69	NM	58.93	5.66	58.93	NM	0.00	0.00	0.00
Diversified Strategy(2)	15.79	12.31	0.21	0.96	1.05	0.24	1.38	2.30	71.35	1.80	NM	95.11	14.56	119.76	NM	0.55	2.99	0.00
Companies Issuing Dividends(69)	11.46	10.44	0.31	2.85	3.81	0.28	2.66	2.81	56.14	1.47	17.76	80.72	9.43	91.70	17.61	0.38	3.17	44.07
Companies Without Dividends(41)	10.55	10.14	-0.99	-4.79	-1.04	-1.10	-7.18	6.06	57.17	2.27	21.89	53.58	6.04	56.37	18.92	0.00	0.00	0.00
Equity/Assets <6%(14)	4.58	4.35	-2.43	-13.91	-11.46	-2.51	-17.61	8.10	41.08	3.41	NM	44.00	1.92	48.54	NM	0.07	1.12	0.00
Equity/Assets 6-12%(58)	8.88	8.37	0.11	1.86	3.35	0.02	0.79	4.00	56.83	1.66	15.83	71.54	6.20	76.93	16.07	0.28	2.13	30.14
Equity/Assets >12%(38)	16.56	15.16	0.14	0.66	1.82	0.13	0.82	2.44	62.65	1.39	23.72	78.23	13.15	91.22	21.19	0.23	2.13	34.24
Converted Last 3 Mths (no MHC)(7)	16.14	15.43	0.36	3.66	3.65	0.39	4.12	0.85	60.85	1.24	24.00	69.80	11.56	74.47	22.13	0.18	2.11	12.66
Actively Traded Companies(5)	8.71	7.93	0.25	3.06	1.04	0.35	3.95	0.00	0.00	1.70	11.34	78.91	7.08	86.35	9.61	0.38	1.95	20.31
Market Value Below $20 Million(24)	7.68	7.58	-1.18	-6.41	1.04	-1.20	-8.99	5.78	39.72	2.35	12.82	45.82	3.68	46.41	18.62	0.09	0.96	25.36
Holding Company Structure(105)	11.16	10.35	-0.19	0.03	2.01	-0.25	-0.92	4.06	56.54	1.78	19.08	70.34	8.20	78.31	18.03	0.23	2.02	31.50
Assets Over $1 Billion(52)	11.48	10.33	-0.14	0.98	2.33	-0.19	-0.44	3.85	55.59	1.78	19.97	79.00	9.30	91.75	19.27	0.25	2.31	38.38
Assets $500 Million-$1 Billion(33)	10.27	9.59	-0.16	-0.13	1.82	-0.22	-0.46	5.20	45.49	1.89	18.31	62.07	6.79	66.84	12.99	0.22	1.58	21.80
Assets $250-$500 Million(20)	11.90	11.64	-0.01	2.01	3.98	-0.10	1.02	3.04	85.05	1.56	16.86	67.97	8.34	71.13	20.21	0.27	2.25	28.45
Assets less than $250 Million(5)	9.91	9.84	-1.00	-9.12	-0.53	-1.07	-9.93	3.11	31.58	1.58	15.93	56.58	5.44	56.85	20.71	0.14	0.94	74.73
Goodwill Companies(65)	10.36	9.01	-0.03	1.12	2.01	-0.05	0.86	3.35	56.98	1.64	17.97	73.26	7.73	86.84	17.13	0.30	2.51	34.49
Non-Goodwill Companies(45)	12.22	12.22	-0.34	-0.91	3.05	-0.46	-2.97	5.97	55.37	1.95	19.95	67.34	8.85	67.34	19.07	0.16	1.31	27.46
Acquirors of FSLIC Cases(1)	13.16	11.52	0.83	6.38	6.28	1.17	8.96	0.00	0.00	1.86	15.94	92.76	12.21	108.00	11.35	0.20	1.34	21.28

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2010

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(32)	12.89	12.24	0.19	1.90	1.35	0.27	2.50	4.95	37.13	1.33	19.87	103.66	13.81	109.85	20.77	0.17	1.89	24.35
NASDAQ Listed OTC Companies(32)	12.89	12.24	0.19	1.90	1.35	0.27	2.50	4.95	37.13	1.33	19.87	103.66	13.81	109.85	20.77	0.17	1.89	24.35
Mid-Atlantic Companies(17)	12.56	12.11	0.21	2.58	2.15	0.31	3.11	8.94	24.62	1.46	18.66	103.50	13.22	108.12	19.55	0.17	1.85	27.10
Mid-West Companies(7)	15.61	14.45	0.16	0.81	0.90	0.00	-0.62	4.14	42.36	1.30	11.72	105.65	17.57	115.62	15.98	0.21	2.59	0.00
New England Companies(5)	10.03	9.42	0.18	0.97	-1.00	0.51	4.86	1.79	44.43	0.90	25.83	101.31	10.37	107.70	24.40	0.09	1.01	34.17
Thrift Strategy(32)	12.89	12.24	0.19	1.90	1.35	0.27	2.50	4.95	37.13	1.33	19.87	103.66	13.81	109.85	20.77	0.17	1.89	24.35
Companies Issuing Dividends(22)	13.70	13.13	0.17	1.94	1.12	0.27	2.52	6.10	40.60	1.29	20.51	106.45	14.84	111.71	21.22	0.25	2.78	48.70
Companies Without Dividends(10)	11.16	10.34	0.24	1.81	1.83	0.27	2.45	3.81	33.68	1.39	18.98	97.75	11.61	105.90	20.24	0.00	0.00	0.00
Equity/Assets 6-12%(19)	9.74	9.35	0.33	3.28	3.12	0.36	3.67	3.56	40.50	1.26	18.22	96.72	9.59	100.71	19.25	0.12	1.26	26.67
Equity/Assets >12%(13)	16.90	15.93	0.02	0.14	-0.91	0.15	1.01	6.90	32.43	1.42	24.83	112.50	19.17	121.49	25.83	0.22	2.69	17.39
Market Value Below $20 Million(1)	6.25	5.34	0.49	6.62	11.75	0.42	5.64	0.00	0.00	1.28	8.51	63.19	3.95	74.73	10.00	0.12	1.90	16.22
Holding Company Structure(29)	12.87	12.16	0.15	1.62	1.12	0.23	2.25	4.95	37.13	1.39	18.77	101.84	13.59	108.56	20.10	0.16	1.81	20.88
Assets Over $1 Billion(11)	13.66	12.96	0.39	2.81	1.81	0.31	1.94	3.96	38.65	1.20	24.82	125.45	17.47	132.69	26.79	0.11	1.15	7.87
Assets $500 Million-$1 Billion(10)	12.06	11.94	-0.27	-0.39	-0.97	-0.02	1.05	8.56	28.34	1.87	20.80	81.81	9.75	82.87	22.01	0.10	1.52	41.89
Assets $250-$500 Million(10)	11.40	10.94	0.32	2.72	2.58	0.45	4.29	2.07	42.36	1.09	12.99	93.51	10.87	97.82	14.00	0.24	2.62	31.80
Assets less than $250 Million(1)	24.31	19.31	0.00	0.00	0.00	0.00	0.00	1.30	54.31	0.87	NM	130.08	31.62	174.55	NM	0.40	4.17	0.00
Goodwill Companies(19)	13.76	12.51	0.25	2.13	1.81	0.32	3.03	2.68	42.70	1.14	21.48	109.48	15.66	121.38	22.79	0.12	1.34	14.84
Non-Goodwill Companies(13)	11.95	11.95	0.13	1.64	0.85	0.21	1.92	11.78	20.45	1.57	17.62	97.36	11.80	97.36	17.53	0.22	2.49	43.37
MHC Institutions(32)	12.89	12.24	0.19	1.90	1.35	0.27	2.50	4.95	37.13	1.33	19.87	103.66	13.81	109.85	20.77	0.17	1.89	24.35

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2010

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
				ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	6.24	5.35	0.22	3.72	3.77	0.19	3.15	2.63	40.73	1.37	26.52	97.37	6.07	114.66	31.28	0.52	4.26	NM
BBX	BankAtlantic Bancorp Inc of FL*	1.66	1.34	-3.62	NM	NM	-3.74	NM	12.73	31.70	5.25	NM	95.10	1.58	118.26	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	5.85	5.85	-3.33	NM	NM	-4.99	NM	NA	NA	5.75	NM	47.90	2.80	47.90	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.97	7.39	1.34	10.37	7.35	1.65	12.83	1.95	17.20	0.48	13.60	128.30	16.64	239.55	10.99	1.00	6.23	NM
NAL	NewAlliance Bancshares of CT*	16.80	11.11	0.68	4.03	4.24	0.66	3.95	NA	NA	1.11	23.58	93.11	15.64	150.46	24.02	0.28	2.16	50.91
PFS	Provident Fin. Serv. Inc of NJ*	13.35	8.61	0.58	4.45	5.60	0.57	4.38	1.44	62.45	1.42	17.85	77.50	10.35	126.80	18.12	0.44	3.74	66.67
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	9.74	9.30	0.94	9.99	12.03	0.91	9.68	2.35	49.04	1.48	8.31	80.65	7.85	84.83	8.58	1.42	4.94	41.04
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA*	16.76	16.76	-0.43	-2.43	-2.64	-0.43	-2.43	2.78	20.29	0.96	NM	94.25	15.79	94.25	NM	0.20	2.03	NM
ALLB	Alliance Bank MHC of PA (40.7)	10.83	10.83	0.22	2.07	1.88	0.22	2.07	NA	NA	1.46	NM	110.21	11.93	110.21	NM	0.12	1.50	NM
ABCW	Anchor BanCorp Wisconsin of WI(8)*	0.08	-0.10	-2.91	NM	NM	-3.09	NM	12.12	34.39	5.16	NM	NM	0.34	NM	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.81	17.68	0.06	0.44	0.54	0.07	0.51	NA	NA	1.64	NM	60.95	10.85	61.50	NM	0.20	1.81	NM
ACFC	Atl Cst Fed Cp of GA MHC(34.9)(8)	6.17	6.15	-3.05	-43.03	NM	-2.63	-37.05	5.07	22.42	1.67	NM	54.76	3.38	54.89	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.11	8.10	-0.32	-3.13	-6.15	-0.34	-3.34	2.23	45.31	1.56	NM	60.30	4.89	60.37	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	11.41	10.01	0.16	1.36	2.17	-0.21	-1.81	NA	NA	1.52	NM	63.75	7.27	73.77	NM	0.12	2.17	NM
BFIN	BankFinancial Corp. of IL*	16.57	15.16	0.01	0.08	0.12	0.05	0.32	4.25	28.52	1.66	NM	70.37	11.66	78.25	NM	0.28	3.23	NM
BFED	Beacon Federal Bancorp of NY*	9.92	9.92	0.48	5.06	8.06	0.54	5.63	NA	NA	2.17	12.41	60.09	5.96	60.09	11.14	0.20	2.04	25.32
BNCL	Beneficial Mut MHC of PA(44.1)	13.52	11.17	0.55	3.96	3.59	0.50	3.58	2.49	41.90	1.81	27.84	106.94	14.46	132.97	30.82	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	14.00	8.16	-0.58	-3.95	-6.04	-0.58	-3.95	NA	NA	1.57	NM	67.08	9.39	122.86	NM	0.64	3.48	NM
BOFI	Bofi Holding, Inc. Of CA*	8.78	8.78	1.51	19.57	17.30	1.09	14.12	NA	NA	0.75	5.78	94.86	8.33	94.86	8.01	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	3.13	3.13	-1.21	-19.26	NM	-1.16	-18.41	11.30	29.62	4.01	NM	29.70	0.93	29.70	NM	0.04	1.36	NM
BRKL	Brookline Bancorp, Inc. of MA*	18.51	17.10	0.96	5.17	4.66	0.89	4.81	0.61	187.53	1.41	21.44	110.55	20.47	121.80	23.05	0.34	3.69	NM
BFSB	Brooklyn Fed MHC of NY (28.2)	13.96	13.96	-2.64	-17.20	-25.96	-1.00	-6.53	19.04	21.80	5.15	NM	73.24	10.23	73.24	NM	0.04	0.96	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.30	10.29	-0.09	-0.87	-1.84	-0.06	-0.58	7.41	21.70	2.33	NM	47.02	4.84	47.06	NM	0.04	0.82	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.75	8.75	-0.10	-1.15	-1.24	-0.25	-2.83	NA	NA	0.46	NM	92.19	8.06	92.19	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	12.21	10.27	-1.53	-12.61	-16.36	-1.32	-10.89	NA	NA	1.51	NM	77.11	9.41	93.70	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)(8)	11.23	11.23	0.83	7.38	3.28	0.82	7.30	0.71	25.69	0.29	30.51	221.13	24.84	221.13	30.84	2.00	6.97	NM
CARV	Carver Bancorp, Inc. of NY*	5.03	5.01	-0.51	-6.56	NM	-0.43	-5.54	NA	NA	2.40	NM	32.78	1.65	32.94	NM	0.10	1.87	NM
CEBK	Central Bncrp of Somerville MA*	6.80	6.41	0.33	4.15	10.03	0.36	4.45	NA	NA	0.74	9.97	50.56	3.44	53.92	9.29	0.20	1.84	18.35
CFBK	Central Federal Corp. of OH*	3.68	3.62	-5.31	NM	NM	-5.47	NM	5.05	72.44	4.41	NM	44.53	1.64	45.27	NM	0.00	0.00	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	19.97	19.97	0.49	2.44	2.28	0.44	2.18	NA	NA	0.45	NM	105.56	21.09	105.56	NM	0.44	5.27	NM
CBNK	Chicopee Bancorp, Inc. of MA*	16.98	16.98	-0.27	-1.55	-2.04	-0.13	-0.74	NA	NA	0.94	NM	75.42	12.81	75.42	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI*	9.78	8.76	0.13	1.38	3.49	0.27	2.75	1.79	33.34	0.75	28.67	38.98	3.81	44.06	14.33	0.00	0.00	0.00
CSBC	Citizens South Bnkg Corp of NC*	7.04	6.87	-2.27	-22.36	NM	-0.94	-9.27	NA	NA	1.26	NM	82.66	5.82	84.87	NM	0.16	2.80	NM
CSBK	Clifton Svg Bp MHC of NJ(36.4)	15.75	15.75	0.72	4.33	3.48	0.72	4.33	NA	NA	0.43	28.72	124.14	19.55	124.14	28.72	0.24	2.88	NM
COBK	Colonial Financial Serv. of NJ*	11.22	11.22	0.34	4.58	4.90	0.50	6.77	NA	NA	0.84	20.42	62.10	6.97	62.10	13.80	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.81	6.81	0.57	6.40	16.95	0.57	6.40	NA	NA	1.62	5.90	48.61	3.31	48.61	5.90	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA*	11.63	10.42	0.58	4.94	3.93	0.54	4.53	0.81	79.58	0.98	25.46	112.86	13.12	127.61	27.73	0.08	0.52	13.11
DCOM	Dime Community Bancshars of NY*	7.59	6.33	0.89	12.05	8.28	0.92	12.40	0.50	112.94	0.67	12.08	137.87	10.46	167.47	11.74	0.56	4.46	53.85
ESBF	ESB Financial Corp. of PA*	8.91	6.87	0.66	7.79	8.77	0.69	8.16	0.30	107.90	0.93	11.40	84.66	7.54	112.24	10.89	0.40	3.28	37.38
ESSA	ESSA Bancorp, Inc. of PA*	16.55	16.55	0.46	2.68	3.30	0.41	2.38	NA	NA	0.95	30.33	83.61	13.84	83.61	34.13	0.20	1.83	55.56
EBMT	Eagle Bancorp Montanta of MT*	15.38	15.38	0.99	NM	8.48	0.99	NM	NA	NA	0.62	11.80	75.83	11.66	75.83	11.80	0.28	3.00	35.44
ESBK	Elmira Svgs Bank, FSB of NY*	7.56	5.08	0.65	6.00	10.88	0.49	4.53	NA	NA	1.00	9.19	79.70	6.02	121.63	12.18	0.80	5.21	47.90
FFDF	FFD Financial Corp of Dover OH*	9.08	9.08	0.48	5.13	6.28	0.37	3.95	NA	NA	1.09	15.93	81.05	7.36	81.05	20.71	0.68	4.69	74.73
FFCO	FedFirst Fin MHC of PA (42.5)(8)	12.34	12.00	0.25	2.09	2.98	0.25	2.09	NA	NA	1.14	33.57	67.63	8.35	69.84	33.57	0.00	0.00	0.00
FSBI	Fidelity Bancorp, Inc. of PA*	5.86	5.51	-0.45	-6.78	-21.06	-0.18	-2.72	2.30	34.90	1.46	NM	37.30	2.19	39.87	NM	0.08	1.57	NM
FABK	First Advantage Bancorp of TN*	19.72	19.72	0.20	1.02	1.59	0.19	0.96	NA	NA	1.29	NM	65.97	13.01	65.97	NM	0.20	1.87	NM
FBSI	First Bancshares, Inc. of MO*	11.22	11.16	-0.40	-3.73	-6.63	-0.45	-4.17	3.11	31.58	1.82	NM	56.60	6.35	56.93	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.43	9.34	0.52	5.05	5.62	0.45	4.34	NA	NA	1.26	17.79	88.27	9.20	99.80	20.71	0.76	5.03	NM
FCLF	First Clover Leaf Fin Cp of IL*	13.81	11.84	0.20	1.52	2.84	0.16	1.22	NA	NA	1.50	35.20	53.88	7.44	64.31	NM	0.24	4.55	NM
FCFL	First Community Bk Corp of FL*	3.79	3.79	-3.05	-38.41	NM	-3.17	-39.92	NA	NA	2.00	NM	39.55	1.50	39.55	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	9.91	6.97	0.12	1.04	2.96	0.04	0.38	2.62	72.68	2.45	33.73	40.66	4.03	59.67	NM	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.36	10.05	-2.72	-25.43	NM	-2.81	-26.24	NA	NA	1.87	NM	29.69	3.08	30.71	NM	0.00	0.00	NM
FFBH	First Fed. Bancshares of AR*	4.16	4.16	-5.84	NM	NM	-5.89	NM	12.45	37.37	6.70	NM	28.69	1.19	28.69	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	14.29	14.29	-4.31	-25.04	NM	-4.40	-25.54	14.06	16.25	2.98	NM	42.30	6.04	42.30	NM	0.00	0.00	NM
FFCH	First Fin. Holdings Inc. of SC*	7.79	6.71	-1.18	-12.26	-24.45	-1.10	-11.47	NA	NA	3.34	NM	64.24	5.00	75.41	NM	0.20	1.99	NM
FFHS	First Franklin Corp. of OH*	7.76	7.76	-0.82	-10.78	-20.63	-1.32	-17.32	NA	NA	2.14	NM	54.33	4.22	54.33	NM	0.00	0.00	NM
FPTB	First PacTrust Bancorp of CA*	8.77	8.77	-0.19	-1.75	-4.17	-0.17	-1.53	NA	NA	2.44	NM	52.72	4.62	52.72	NM	0.20	2.08	NM
FPFC	First Place Fin. Corp. of OH*	5.82	5.56	-1.06	-12.77	NM	-1.49	-17.91	NA	NA	1.78	NM	34.01	1.98	35.73	NM	0.00	0.00	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2010

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FSFG	First Savings Fin. Grp. of IN*	10.68	9.15	0.53	4.42	7.24	0.69	5.74	NA	NA	1.20	13.81	60.41	6.45	71.77	10.63	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	8.93	8.54	0.65	7.40	7.51	0.72	8.16	2.80	21.76	0.79	13.31	95.31	8.51	100.00	12.06	0.52	4.49	59.77
FXCB	Fox Chase Bancorp, Inc. of PA*	16.38	16.38	-0.09	-0.87	-0.86	-0.09	-0.87	NA	NA	1.74	NM	67.36	11.03	67.36	NM	0.00	0.00	NM
GSLA	GS Financial Corp. of LA*	10.36	10.36	0.03	0.31	0.63	-0.21	-2.01	4.32	29.07	1.81	NM	49.18	5.10	49.18	NM	0.40	3.60	NM
GCBC	Green Co Bcrp MHC of NY (44.1)	8.98	8.98	1.03	11.53	7.26	1.03	11.53	NA	NA	1.34	13.78	151.85	13.64	151.85	13.78	0.70	4.27	58.82
HFFC	HF Financial Corp. of SD*	7.59	7.22	0.54	7.70	9.79	0.41	5.79	NA	NA	1.07	10.22	70.37	5.34	74.28	13.57	0.45	4.74	48.39
HMNF	HMN Financial, Inc. of MN*	6.75	6.75	-1.02	-10.69	NM	-1.13	-11.89	NA	NA	3.36	NM	28.29	1.91	28.29	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	16.25	16.25	-0.15	-0.90	-1.20	-0.15	-0.90	NA	NA	NA	NM	76.31	12.40	76.31	NM	0.12	1.20	NM
HARL	Harleysville Svgs Fin Cp of PA*	6.05	6.05	0.59	9.74	8.75	0.59	9.81	NA	NA	0.47	11.42	107.91	6.53	107.91	11.34	0.76	4.93	56.30
HBOS	Heritage Fn Gp MHC of GA(24.3)(8)	10.74	10.49	-0.24	-2.01	-1.30	-0.34	-2.85	NA	NA	1.54	NM	155.31	16.68	159.34	NM	0.36	3.91	NM
HIFS	Hingham Inst. for Sav. of MA*	7.10	7.10	0.99	13.99	12.31	0.98	13.86	NA	NA	0.86	8.12	108.07	7.67	108.07	8.20	0.92	2.62	21.30
HBCP	Home Bancorp Inc. Lafayette LA*	18.71	18.50	0.64	2.89	3.46	0.82	3.72	0.40	133.23	0.83	28.89	83.07	15.54	84.25	22.41	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	23.67	23.67	0.72	2.84	2.81	-1.26	-4.94	NA	NA	3.74	35.63	101.14	23.94	101.14	NM	0.22	1.76	62.86
HFBC	HopFed Bancorp, Inc. of KY*	8.66	8.58	0.24	2.86	3.83	0.11	1.27	NA	NA	1.35	26.11	68.12	5.90	68.81	NM	0.48	5.11	NM
HCBK	Hudson City Bancorp, Inc of NJ*	9.10	8.86	0.94	10.55	8.95	0.87	9.76	NA	NA	0.60	11.18	113.58	10.34	116.91	12.08	0.60	5.02	56.07
ISBC	Investors Bcrp MHC of NJ(43.6)	10.03	9.77	0.61	6.06	4.03	0.54	5.39	NA	NA	0.99	24.80	144.19	14.46	148.40	27.90	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	11.78	10.86	0.51	5.93	7.81	0.34	3.90	NA	NA	1.50	12.81	55.39	6.52	60.06	19.46	0.30	2.96	37.97
JFBI	Jefferson Bancshares Inc of TN*	12.08	8.73	0.16	1.33	4.72	0.04	0.33	NA	NA	2.17	21.19	28.18	3.40	40.50	NM	0.00	0.00	0.00
KFED	K-Fed Bancorp MHC of CA (33.3)(8)	10.42	10.00	0.29	2.72	2.56	0.32	3.01	3.54	40.59	1.67	39.05	106.00	11.04	110.91	35.33	0.44	5.93	NM
KFFB	KY Fst Fed Bp MHC of KY (39.8)	24.31	19.31	0.00	0.00	0.00	0.00	0.00	1.30	54.31	0.87	NM	130.08	31.62	174.55	NM	0.40	4.17	NM
KRNY	Kearny Fin Cp MHC of NJ (26.0)	21.40	18.43	0.28	1.28	1.01	0.31	1.42	NA	NA	0.84	NM	125.82	26.92	151.62	NM	0.20	2.25	NM
LSBX	LSB Corp of No. Andover MA(8)*	8.04	8.04	0.66	7.83	5.65	0.43	5.15	NA	NA	1.38	17.70	145.64	11.71	145.64	26.90	0.36	1.74	30.77
LSBI	LSB Fin. Corp. of Lafayette IN*	9.11	9.11	0.23	2.45	5.56	0.12	1.32	4.18	26.78	1.26	17.98	43.74	3.99	43.74	33.48	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	11.42	9.52	0.67	5.59	8.53	0.49	4.10	1.50	66.21	1.49	11.72	64.38	7.35	78.90	15.98	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(40.2)	12.52	12.52	0.65	5.02	5.58	0.65	5.02	NA	NA	0.68	17.93	86.93	10.89	86.93	17.93	0.24	2.91	52.17
LBGC	Legacy Bancorp, Inc. of MA*	12.43	11.01	-0.85	-6.65	-11.26	-0.44	-3.43	2.50	39.57	1.44	NM	60.47	7.52	69.41	NM	0.20	2.42	NM
LABC	Louisiana Bancorp, Inc. of LA*	20.50	20.50	0.74	3.29	3.92	0.64	2.83	0.84	66.34	1.06	25.52	92.67	19.00	92.67	29.60	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.9)	11.06	11.06	0.12	1.03	1.10	0.15	1.28	NA	NA	NA	NM	94.65	10.47	94.65	NM	0.12	1.65	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.09	8.09	0.72	9.77	17.74	0.57	7.79	NA	NA	1.24	5.64	51.18	4.14	51.18	7.07	0.00	0.00	0.00
MLVF	Malvern Fed Bncp MHC PA(44.6)	9.84	9.84	-0.14	-1.41	-1.95	-0.17	-1.68	6.03	21.77	1.58	NM	73.15	7.20	73.15	NM	0.12	1.46	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.02	8.01	0.47	5.83	6.87	0.26	3.23	NA	NA	1.01	14.55	82.99	6.65	83.08	26.29	0.24	2.94	42.86
EBSB	Meridian Fn Serv MHC MA (41.8)	11.94	11.36	0.70	4.93	4.02	0.64	4.48	2.46	26.52	0.95	24.89	119.41	14.26	126.30	27.38	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	7.26	7.00	1.02	17.08	8.51	0.82	13.81	NA	NA	1.36	11.74	154.59	11.22	160.92	14.52	0.52	1.49	17.45
MFSF	MutualFirst Fin. Inc. of IN*	7.12	6.78	0.10	1.07	2.78	0.15	1.60	2.31	48.85	1.57	36.00	49.01	3.49	51.61	24.00	0.24	3.33	NM
NASB	NASB Fin, Inc. of Grandview MO*	11.67	11.51	0.67	6.15	9.31	-1.24	-11.35	NA	NA	2.67	10.74	65.92	7.70	66.97	NM	0.00	0.00	0.00
NECB	NE Comm Bncrp MHC of NY (45.0)	20.85	20.56	-0.46	-2.19	-3.06	-0.46	-2.19	8.19	12.99	1.43	NM	72.27	15.07	73.53	NM	0.12	2.04	NM
NHTB	NH Thrift Bancshares of NH*	8.31	5.54	0.74	7.80	11.76	0.39	4.16	NA	NA	1.52	8.50	71.33	5.93	110.15	15.94	0.52	5.10	43.33
NVSL	Naug Vlly Fin MHC of CT (40.4)(8)	9.06	9.05	0.43	4.78	5.62	0.42	4.64	NA	NA	1.05	17.79	82.99	7.52	83.10	18.33	0.12	1.98	35.29
NFSB	Newport Bancorp, Inc. of RI*	11.20	11.20	0.27	2.40	2.86	0.30	2.62	0.30	259.65	1.00	34.94	85.71	9.60	85.71	32.11	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	8.52	8.52	0.33	3.09	7.94	0.27	2.55	3.55	56.02	2.48	12.59	48.60	4.14	48.60	15.22	0.04	0.29	3.64
NFBK	Northfield Bcp MHC of NY(43.6)(8)	18.10	17.50	0.73	3.75	3.09	0.68	3.53	2.88	30.08	2.47	32.35	119.83	21.69	124.86	34.38	0.20	1.82	58.82
NWBI	Northwest Bancshares Inc of PA*	16.11	14.25	0.55	4.03	3.47	0.69	5.10	1.87	49.45	1.36	28.84	92.65	14.92	107.03	22.83	0.40	3.65	NM
OBAF	OBA Financial Serv. Inc of MD*	21.12	21.12	-0.26	-1.79	-2.07	0.12	0.86	NA	NA	0.49	NM	64.39	13.60	64.39	NM	0.00	0.00	NM
OSHC	Ocean Shore Holding Co. of NJ*	12.50	12.50	0.68	6.05	6.84	0.68	6.05	NA	NA	0.61	14.62	75.99	9.50	75.99	14.62	0.24	2.31	33.80
OCFC	OceanFirst Fin. Corp of NJ*	8.78	8.78	0.75	8.53	6.83	0.69	7.89	NA	NA	1.02	14.64	114.59	10.06	114.59	15.81	0.48	4.05	59.26
OABC	OmniAmerican Bancorp Inc of TX*	17.78	17.78	0.12	0.90	0.98	-0.04	-0.33	NA	NA	1.16	NM	66.65	11.85	66.65	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	13.45	9.46	0.60	6.84	6.76	0.61	6.97	NA	NA	1.17	14.79	65.78	8.85	93.55	14.51	0.53	6.89	NM
ORIT	Oritani Financial Corp of NJ*	25.71	25.71	0.62	3.94	2.86	0.60	3.79	NA	NA	1.69	34.93	84.35	21.68	84.35	36.27	0.30	3.18	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	8.94	7.56	-0.96	-11.25	-16.51	0.47	5.55	2.63	18.50	0.92	NM	63.42	5.67	76.11	12.29	0.00	0.00	NM
PVFC	PVF Capital Corp. of Solon OH*	9.60	9.60	-0.43	-6.33	-7.58	-0.97	-14.35	9.73	35.01	4.69	NM	58.93	5.66	58.93	NM	0.00	0.00	NM
PFED	Park Bancorp of Chicago IL*	10.15	10.15	-2.22	-20.44	NM	-2.21	-20.34	NA	NA	2.66	NM	23.38	2.37	23.38	NM	0.00	0.00	NM
PVSA	Parkvale Financial Corp of PA*	4.73	3.23	-0.96	-12.53	NM	-0.88	-11.58	NA	NA	1.83	NM	45.09	2.13	67.01	NM	0.20	2.81	NM
PBHC	Pathfinder BC MHC of NY (36.3)	6.25	5.34	0.49	6.62	11.75	0.42	5.64	NA	NA	1.28	8.51	63.19	3.95	74.73	10.00	0.12	1.90	16.22
PEOP	Peoples Fed Bancshrs Inc of MA*	20.23	20.23	0.37	NM	2.70	0.29	NM	NA	NA	0.85	37.04	67.12	13.58	67.12	NM	0.00	0.00	0.00
PBCT	Peoples United Financial of CT*	24.66	18.03	0.38	1.54	1.66	0.40	1.61	NA	NA	1.13	NM	89.95	22.18	133.87	NM	0.62	4.68	NM
PROV	Provident Fin. Holdings of CA*	9.13	9.13	0.08	0.95	1.88	-0.67	-8.18	7.85	39.62	3.57	NM	47.59	4.34	47.59	NM	0.04	0.75	40.00
PBNY	Provident NY Bncrp, Inc. of NY*	14.48	9.44	0.68	4.74	6.44	0.54	3.73	1.11	94.66	1.82	15.52	72.64	10.52	117.98	19.68	0.24	2.97	46.15
PBIP	Prudential Bncp MHC PA (29.3)	10.49	10.49	0.62	5.80	4.54	0.68	6.34	NA	NA	0.99	22.03	125.22	13.14	125.22	20.14	0.20	2.84	62.50
PULB	Pulaski Fin Cp of St. Louis MO*	5.99	5.71	-0.09	-1.07	-1.85	-0.28	-3.48	4.78	40.43	2.14	NM	80.30	4.81	84.49	NM	0.38	5.86	NM
RIVR	River Valley Bancorp of IN*	6.86	6.84	0.70	9.51	12.39	0.60	8.15	NA	NA	0.87	8.07	81.57	5.59	81.80	9.43	0.84	5.75	46.41
RVSB	Riverview Bancorp, Inc. of WA*	9.93	7.15	-0.47	-4.60	-18.69	-0.45	-4.48	5.66	40.04	2.72	NM	25.22	2.51	36.13	NM	0.00	0.00	NM
RCKB	Rockville Fin MHC of CT (43.3)	10.13	10.07	0.73	7.34	5.60	0.69	6.86	1.08	75.89	0.94	17.87	126.60	12.83	127.49	19.12	0.24	2.20	39.34
ROMA	Roma Fin Corp MHC of NJ (26.9)	14.85	14.82	0.32	1.99	1.33	0.44	2.70	NA	NA	1.18	NM	149.50	22.21	149.93	NM	0.32	3.04	NM
ROME	Rome Bancorp, Inc. of Rome NY*	18.59	18.59	1.08	5.94	5.69	1.00	5.49	NA	NA	0.89	17.58	103.10	19.17	103.10	19.02	0.36	3.86	67.92
SIFI	SI Fin Gp Inc MHC of CT (38.2)	9.12	8.70	0.25	2.86	2.88	0.23	2.56	0.97	56.81	0.80	34.74	95.79	8.74	100.92	38.82	0.12	1.82	63.16
SVBI	Severn Bancorp, Inc. of MD*	7.88	7.86	-0.88	-8.01	-19.68	-0.90	-8.19	12.02	28.26	4.04	NM	55.67	4.39	55.88	NM	0.00	0.00	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2010

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
SUPR	Superior Bancorp of AL(8)*	4.12	3.70	-2.23	-35.71	NM	-2.44	-39.10	12.91	18.32	3.13	NM	11.98	0.49	13.40	NM	0.00	0.00	NM
THRD	TF Fin. Corp. of Newtown PA*	10.17	9.60	0.55	5.50	6.54	0.48	4.75	NA	NA	1.28	15.30	82.35	8.38	87.78	17.71	0.80	3.56	54.42
TFSL	TFS Fin Corp MHC of OH (26.3)	16.09	16.02	0.09	0.53	0.33	-0.11	-0.70	3.48	31.13	1.32	NM	161.65	26.01	162.50	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	15.41	15.41	0.59	4.29	3.97	0.78	5.66	0.25	48.36	0.28	25.17	95.28	14.69	95.28	19.09	0.28	1.61	40.58
TSBK	Timberland Bancorp, Inc. of WA*	9.55	8.77	-0.45	-3.65	-11.39	-0.27	-2.19	6.49	22.92	2.00	NM	39.78	3.80	43.69	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	6.67	6.65	0.83	12.46	7.33	0.77	11.53	1.44	70.98	1.68	13.65	164.46	10.96	164.95	14.76	0.26	4.76	65.00
UCBA	United Comm Bncp MHC IN (40.7)	12.66	12.66	0.19	1.41	1.39	0.17	1.27	NA	NA	NA	NM	101.41	12.84	101.41	NM	0.44	6.10	NM
UCFC	United Community Fin. of OH*	9.19	9.17	-1.14	-12.17	NM	-1.40	-14.94	9.31	18.91	2.22	NM	19.33	1.78	19.36	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	14.44	13.98	0.55	3.56	3.49	0.68	4.38	1.20	52.43	0.89	28.67	100.88	14.57	104.80	23.32	0.32	2.33	66.67
UWBK	United Western Bncp, Inc of CO*	5.28	5.28	-3.75	NM	NM	-2.45	-41.32	NA	NA	3.13	NM	13.03	0.69	13.03	NM	0.00	0.00	NM
VPFG	ViewPoint Financal Group of TX*	14.20	14.16	0.17	1.55	1.40	0.46	4.18	0.85	60.85	0.88	NM	86.52	12.29	86.77	26.60	0.16	1.72	NM
WSB	WSB Holdings, Inc. of Bowie MD*	12.50	12.50	-1.44	-11.83	NM	-1.56	-12.87	NA	NA	3.71	NM	37.82	4.73	37.82	NM	0.00	0.00	NM
WSFS	WSFS Financial Corp. of DE*	6.93	6.60	0.03	0.38	0.43	0.09	1.14	2.30	71.35	2.47	NM	100.27	6.94	105.65	NM	0.48	1.30	NM
WVFC	WVS Financial Corp. of PA*	7.72	7.72	0.23	2.96	3.83	0.27	3.50	NA	NA	NA	26.14	81.27	6.27	81.27	22.12	0.64	5.57	NM
WFSL	Washington Federal, Inc. of WA*	13.16	11.52	0.83	6.38	6.28	1.17	8.96	NA	NA	1.86	15.94	92.76	12.21	108.00	11.35	0.20	1.34	21.28
WSBF	Waterstone Fin MHC of WI(26.2)	9.22	9.22	-0.46	-5.10	-7.12	-0.96	-10.56	10.27	17.79	2.37	NM	70.81	6.53	70.81	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	9.32	8.86	0.58	6.40	9.75	0.53	5.82	NA	NA	1.22	10.26	63.29	5.90	66.95	11.27	0.24	3.00	30.77
WFD	Westfield Fin. Inc. of MA*	19.39	19.39	0.34	1.64	1.87	0.31	1.52	NA	NA	1.64	NM	91.33	17.71	91.33	NM	0.24	3.21	NM

Exhibit IV-2
Historical Stock Price Indices (1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2001:	Quarter 1	9,878.8	1,160.3	1,840.3	885.2	459.2
	Quarter 2	10,502.4	1,224.4	2,160.5	964.5	493.7
	Quarter 3	8,847.6	1,040.9	1,498.8	953.9	436.6
	Quarter 4	10,021.5	1,148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10,403.9	1,147.4	1,845.4	1,006.7	498.3
	Quarter 2	9,243.3	989.8	1,463.2	1,121.4	468.9
	Quarter 3	7,591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8,341.6	879.8	1,335.5	1,073.2	419.1
2003:	Quarter 1	7,992.1	848.2	1,341.2	1,096.2	401.0
	Quarter 2	8,985.4	974.5	1,622.8	1,266.6	476.1
	Quarter 3	9,275.1	996.0	1,786.9	1,330.9	490.9
	Quarter 4	10,453.9	1,112.0	2,003.4	1,482.3	548.6
2004:	Quarter 1	10,357.7	1,126.2	1,994.2	1,585.3	562.2
	Quarter 2	10,435.5	1,140.8	2,047.8	1,437.8	546.6
	Quarter 3	10,080.3	1,114.6	1,896.8	1,495.1	556.0
	Quarter 4	10,783.0	1,211.9	2,175.4	1,605.6	595.1
2005:	Quarter 1	10,503.8	1,180.6	1,999.2	1,516.6	551.0
	Quarter 2	10,275.0	1,191.3	2,057.0	1,577.1	563.3
	Quarter 3	10,568.7	1,228.8	2,151.7	1,527.2	546.3
	Quarter 4	10,717.5	1,248.3	2,205.3	1,616.4	582.8
2006:	Quarter 1	11,109.3	1,294.8	2,339.8	1,661.1	595.5
	Quarter 2	11,150.2	1,270.2	2,172.1	1,717.9	601.1
	Quarter 3	11,679.1	1,335.9	2,258.4	1,727.1	634.0
	Quarter 4	12,463.2	1,418.3	2,415.3	1,829.3	658.6
2007:	Quarter 1	12,354.4	1,420.9	2,421.6	1,703.6	634.4
	Quarter 2	13,408.6	1,503.4	2,603.2	1,645.9	622.6
	Quarter 3	13,895.6	1,526.8	2,701.5	1,523.3	595.8
	Quarter 4	13,264.8	1,468.4	2,652.3	1,058.0	492.9
2008:	Quarter 1	12,262.9	1,322.7	2,279.1	1,001.5	442.5
	Quarter 2	11,350.0	1,280.0	2,293.0	822.6	332.2
	Quarter 3	10,850.7	1,166.4	2,082.3	760.1	414.8
	Quarter 4	8,776.4	903.3	1,577.0	653.9	268.3
2009:	Quarter 1	7,608.9	797.9	1,528.6	542.8	170.1
	Quarter 2	8,447.0	919.3	1,835.0	538.8	227.6
	Quarter 3	9,712.3	1,057.1	2,122.4	561.4	282.9
	Quarter 4	10,428.1	1,115.1	2,269.2	587.0	260.8
2010:	Quarter 1	10,856.6	1,169.4	2,398.0	626.3	301.1
	Quarter 2	9,774.0	1,030.7	2,109.2	564.5	257.2
	As of Aug. 20, 2010	10,213.6	1,071.7	2,179.8	538.6	248.0

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT IV-3
Anchor Bank
Historical Thrift Stock Indices



SNL ThriftInvestor

Index Values

	Index Values				Price Appreciation (%)		
	07/30/10	06/30/10	12/31/09	07/31/09	1 Month	YTD	LTM
All Pub. Traded Thrifts	585.7	564.5	587.0	571.1	3.76	-0.21	2.55
MHC Index	3,058.5	3,070.1	2,962.4	2,943.6	-0.38	3.24	3.90
Stock Exchange Indexes							
NYSE-Alt Thrifts	294.9	293.9	331.6	358.2	0.36	-11.07	-17.66
NYSE Thrifts	121.5	110.8	110.2	93.5	9.63	10.24	29.87
OTC Thrifts	1,551.8	1,520.1	1,597.4	1,598.3	2.08	-2.86	-2.91
Geographic Indexes							
Mid-Atlantic Thrifts	2,529.6	2,413.0	2,420.4	2,260.5	4.83	4.51	11.90
Midwestern Thrifts	2,024.4	2,032.3	2,084.0	2,268.2	-0.39	-2.86	-10.75
New England Thrifts	1,550.9	1,486.2	1,682.2	1,700.9	4.35	-7.80	-8.82
Southeastern Thrifts	252.4	248.2	238.6	308.7	1.69	5.78	-18.24
Southwestern Thrifts	302.9	302.4	339.0	352.6	0.16	-10.64	-14.08
Western Thrifts	53.5	50.3	56.6	45.4	6.48	-5.40	17.89
Asset Size Indexes							
Less than $250M	768.8	767.0	810.0	965.0	0.25	-5.08	-20.33
$250M to $500M	2,432.8	2,460.4	2,247.4	2,346.0	-1.12	8.25	3.70
$500M to $1B	1,117.6	1,105.1	1,096.7	1,192.8	1.14	1.91	-6.30
$1B to $5B	1,437.9	1,380.8	1,393.3	1,508.6	4.14	3.20	-4.68
Over $5B	296.5	285.1	301.5	280.6	4.00	-1.66	5.69
Pink Indexes							
Pink Thrifts	143.0	146.5	142.1	162.1	-2.39	0.64	-11.80
Less than $75M	423.6	446.0	406.8	491.6	-5.03	4.11	-13.85
Over $75M	143.5	146.9	142.8	162.5	-2.26	0.49	-11,64
Comparative Indexes							
Dow Jones Industrials	10,465.9	9,774.0	10,428.1	9,171.6	7.08	0.36	14.11
S&P 500	1,101.6	1,030.7	1,115.1	987.5	6.88	-1.21	11.56

All SNL indexes are market-value weighted, i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Washington State Thrift Acquisitions 2000-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
07/02/2007	02/01/2008	Washington Federal Inc.	WA	First Mutual Bancshares, Inc.	WA	1,056,847	6.85	1.02	15.25	0.19	493.34	189.8	27.050	250.00	250.00	17.01	17.96	21.09
06/04/2006	11/30/2006	Sterling Financial Corp.	WA	FirstBank NW Corp.	WA	846,003	9.35	1.03	11.16	0.14	689.66	169.6	27.159	207.76	272.68	19.26	20.04	23.25
02/12/2006	07/05/2006	Sterling Financial Corp.	WA	Lynnwood Financial Group	WA	435,651	10.22	2.69	26.47	0.00	NA	63.8	NA	143.35	143.35	7.41	14.65	12.51
06/24/2004	10/15/2004	KeyCorp	OH	EverTrust Financial Group, Inc.	WA	770,072	11.76	0.96	7.63	0.56	227.69	195.0	25.602	194.69	194.69	26.95	25.32	23.09
05/19/2003	08/31/2003	Washington Federal Inc.	WA	United Savings & Loan Bank	WA	311,446	13.43	1.10	8.36	0.50	131.91	65.0	1,595.090	155.39	155.39	19.36	20.87	10.98
				Averages:		684,004	10.32	1.36	13.77	0.28	385.65	136.6		190.24	203.22	18.00	19.77	18.18
				Medians:		770,072	10.22	1.03	11.16	0.19	360.52	169.6		194.69	194.69	19.26	20.04	21.09

Source: SNL Financial, LC.

EXHIBIT IV-5
Anchor Bank
Director and Senior Management Summary Resumes

James A. Boora served as President and Chief Executive Officer of Anchor Bank from 1989 until his retirement in April 2006. Prior to that, he served Anchor Bank and its predecessor, Aberdeen Federal Savings and Loan Association, in a variety of capacities since 1971. Mr. Boora has over 35 years experience in banking. Much of Mr. Boora's experience prior to becoming President and CEO of Anchor Bank revolved around data processing. He provides valuable input to discussions about the proper role of technology in today's banking environment. His involvement in charitable and fraternal organizations also helps us fulfill our Community Reinvestment Act obligations. He served as chairman of the Washington Community Reinvestment Association and is a member and

past president of the Aberdeen Rotary Club. Mr. Boora is active in a number of organizations in the local community and serves on the board of directors of the Grays Harbor College Foundation and the Aberdeen Senior Center.

Will Foster is a principal and architect with Street Lundgren & Foster Architects, a firm with which he has been affiliated for 33 years. Mr. Foster brings insight to our board of directors on current trends in the construction industry which, when combined with more than 30 years experience as an architect, assists us in our review of new and existing construction projects financed by Anchor Bank. He has actively participated in building "green" projects throughout southeast Washington. Mr. Foster is also active in assisting local municipalities with building code updates, and related matters which adds to Achor's ability to liaison with those entities. He is also involved in the Aberdeen Lions Club, is on the board of directors of NeighborWorks of Grays Harbor and is the Chairman of the Montesano Planning Commission.

Dennis C. Morrisette is the retired sheriff of Grays Harbor County, a position he held from 1979 to 1998. In addition, he served as the Interim City Manager for the City of Ocean Shores from February until June 2008, the County Commissioner for Grays Harbor from 2001 until 2004 and the Grays Harbor Community Hospital Development Director for 2001. Mr. Morrisette adds robust public relations capability to the board. As the City Manager of Ocean Shores, Washington, Mr. Morriesette filled a vacant position during a time of unprecedented upheaval and was an effective leader. He also brings unique political perspective to board deliberations because of his background as a public servant. Having managed large entities with sizeable budgets he understands the conflicting demands faced by Anchor Bank managers and often provides valuable guidance in that regard. Mr. Morrisette serves on the board of directors of Grays Harbor Community Hospital and is Chairman of the Planning Committee. He also serves as Chairman of the Advisory Committee of the Aberdeen Senior Center.

Robert D. Ruecker is Human Resources Coordinator for Westport Shipyard, a position he has held since August 2008. Prior to that, he served as the Human Resources Director for Grays Harbor Paper, L.P., a business papers manufacturer, from September 2000 until June 2007. He worked for many years in his family's hardware business, and ran the business upon his parents' retirement. Subsequent to that time he became a regional sales manager for Verizon Wireless where he oversaw the capture of number one industry market share for his region. More recently, Mr. Ruecker has assumed duties as human resource director for manufacturing companies located in our operating area. He provides insight into current and proposed legislation. Mr. Ruecker brings nearly 40 years worth of multi-level management experience to our board. Currently, he volunteers for Rebuilding Together and assists the Grays Harbor College athletic director.

Jerald L. Shaw is the President and Chief Executive Officer of Anchor Bank, positions he has held since July 2006. He has also served in those capacities for Anchor Bancorp since its formation in September 2008. Prior to serving as President and Chief Executive Officer, he served as Chief Operating Officer from 2004 to 2006 and as Chief Financial Officer from 1988 to 2002. Prior to that, he served Anchor Bank and its predecessor, Aberdeen Federal Savings and Loan Association, in a variety of capacities since 1976. Mr. Shaw has been with Anchor Bank and its predecessor, Aberdeen Financial Savings and Loan Association, since 1976. Prior to that time Mr. Shaw piloted C-130 aircraft for the U.S. Air Force, including combat missions during the Vietnam War. Having performed or directly supervised virtually every position at Anchor Bank, he has extensive knowledge of our operation. He is a distinguished graduate of the School for Executive Development . He has also attended Asset-Liability Management training, Director's Colleges, and other banking related training. He is an active in the Thurston County Chamber of Commerce, American Bankers Association, and as a board member in the Washington Financial League. Mr. Shaw is on the Aberdeen Rotary Club and the Aberdeen Lions Club, and volunteers for Habitat for Humanity.

EXHIBIT IV-5 (cont.)
Anchor Bank
Director and Senior Management Summary Resumes

Douglas A. Kay is self-employed Certified Public Accountant specializing in accounting, consulting, business valuation, litigation support and fraud investigation. Prior to that, he was employed by the public accounting firm of McSwain and Company, PS from 2004 to 2006. Mr. Kay is a Certified Public Accountant and Certified Fraud Examiner. Mr. Kay brings valuable insight to board discussions of the financial condition of large borrowers. Over the course of his career he has been closely involved in the creation, review, and analysis of financial statements of different size companies in widely diverse industries. Currently working primarily in Thurston County, he is ideally positioned to provide referrals to us in markets where we foresee valuable growth. As chairman of the Audit Committee, Mr. Kay provides professional oversight to the internal and external audit processes of Anchor Bank. Mr. Kay is active with a number of local youth sports organizations including Trinity Youth Sport, the YMCA and Black Hills Youth Baseball.

George W. Donovan is the Secretary and Treasurer of Barrier West, Inc., a trucking and heavy equipment provider, a position he has held since 1992. He is also President of Geo Dan Land, Inc., a position he has held since 1993. Mr. Donovan brings an understanding of entrepreneurial endeavors to our board. Mr. Donovan's accomplishments include working on a the general partners management team which was able to acquire, staff, and restart a local paper mill operation. This activity transferred ownership from a multi-national corporation to local ownership and retained approximately 250 jobs. He also manages two separate corporations, with forty employees, providing support services crucial to the operation of the paper mill. Mr. Donovan also brings years of experience as a land developer. These experiences have allowed him to develop expertise in all facets of management and to provide valuable input to our business planning. Mr. Donovan coaches several youth sports teams, is a member of the St. Mary's Parish Council and is on the board of directors of the Grays Harbor Community Foundation.

Terri L. Degner is the Executive Vice President, Chief Financial Officer and Treasurer of Anchor Bank, positions she has held since 2004. She has also served in those capacities for Anchor Bancorp since its formation in September 2008. Prior to serving as Executive Vice President, Chief Financial Officer and Treasurer, Ms. Degner has served Anchor Bank in a variety of capacities since 1990, including as Senior Vice President and Controller from 1994 to 2004. Ms. Degner has been in banking since high school. She has worked in multiple lending positions in various size institutions. Since 1990 she has held a variety of positions in the finance area of Anchor Bank. Ms. Degner demonstrated her determination to succeed when she worked full time in Anchor's Accounting Department and commuted 60 miles to evening classes at St. Martin's College where she received her Bachelor's Degree in Accounting. At the same time she worked full days and met all expectations for performance. She has become the management expert on issues ranging from Information Technology to Asset-Liability Management. Ms. Degner also serves on the board of directors and finance committee of NeighborWorks of Grays Harbor.

Brett A. Nielsen, age 42, is our Senior Vice President and Retail Division Manager, a position he has held since June 2006. Prior to that, he served as our Vice President and Loan Sales Manager from 2005 to 2006 and as our Assistant Vice President and Branch Manager from 2005 to 2006. Prior to joining Anchor Bank, Mr. Nielsen was employed by Washington Mutual Bank from 1992 to 2005 in a variety of positions, including as a branch manager and residential lender. Mr. Nielsen volunteers with the Boy Scouts of America and the Salvation Army, and is a member of the Aberdeen Rotary Club.

Gregory H. Schultz, age 57, is our Senior Vice President and Chief Lending Officer, a position he has held since February 2008. Prior to joining Anchor Bank, Mr. Schultz was the Senior Commercial Lending Officer for Silverstate Bank from May 2007 through January 2008, and was previously employed by Community Bank of Nevada for ten years in a variety of positions, including most recently as Chief Lending Officer. Mr. Schultz volunteers with Rebuilding Together, the YMCA and the March of Dimes.

Source: Anchor's Draft Offering Prospectus

EXHIBIT IV-6
Anchor Bank
Pro Forma Regulatory Capital Ratios

	Actual, As of June 30, 2010		Pro Forma at June 30, 2010							
			Minimum		Midpoint		Maximum		Maximum As Adjusted	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
			(Dollars in Thousands)							
Capital and Retained Earnings Under GAAP BANK LEVEL	$44,670	8.20%	$65,194	11.51%	$69,026	12.10%	$72,857	12.68%	$77,262	13.34%
Tier 1 Capital (Leverage)	$42,184	7.60%	$62,708	10.88%	$66,540	11.46%	$70,371	12.04%	$74,776	12.69%
Requirement	22,200	4.00%	23,062	4.00%	23,222	4.00%	23,383	4.00%	23,567	4.00%
Excess	$19,984	3.60%	$39,646	6.88%	$43,318	7.46%	$46,988	8.04%	$51,209	8.69%
Tier I Risk Based	$42,184	10.53%	$62,708	15.49%	$66,540	16.40%	$70,371	17.31%	$74,776	18.35%
Requirement	16,025	4.00%	16,197	4.00%	16,229	4.00%	16,261	4.00%	16,298	4.00%
Excess	$26,159	6.53%	$46,511	11.49%	$50,311	12.40%	$54,110	13.31%	$58,478	14.35%
Total Risk-Based	$47,232	11.79%	$67,756	16.73%	$71,588	17.64%	$75,419	18.55%	$79,824	19.59%
Risk-Based Requirement	32,050	8.00%	32,394	8.00%	32,459	8.00%	32,523	8.00%	32,597	8.00%
Excess	$15,182	3.79%	$35,362	8.73%	$39,129	9.64%	$42,896	10.55%	$47,227	11.59%
Net Proceeds After Exp. Infused (90%)			$21,544		$25,556		$29,567		$34,179	
Less: ESOP			(1,020)		(1,200)		(1,380)		(1,587)	
Less: MRP			0		0		0		0	
Less: Cash Contribution to Foundation			0		0		0		0	
Pro Forma Increase			$20,524		$24,356		$28,187		$32,592	
Reg. Capital Req. Imposed by Order (Tier 1 %)				10.00%		10.00%		10.00%		10.00%
Reg. Capital Req. Imposed by Order (Tier 1 Amount)				$57,655		$58,056		$58,457		$58,918
Excess				$5,053		$8,484		$11,914		$15,858

Source: Anchor's Draft Offering Prospectus

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Anchor Mutual SB, Aberdeen, WA
Prices as of August 20, 2010

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Washington Companies Mean	Washington Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	50.11 x	20.55x	20.55x	15.94x	15.94x	18.69x	15.52x
Price-core earnings multiple	=	P/CE	43.57 x	5.90x	5.90x	11.35x	11.35x	17.84x	15.81x
Price-book ratio	=	P/B	41.74%	41.45%	39.67%	50.01%	41.04%	70.83%	68.12%
Price-tangible book ratio	=	P/TB	41.74%	43.98%	41.62%	57.53%	43.00%	78.82%	75.42%
Price-assets ratio	=	P/A	5.24%	3.64%	3.55%	6.14%	4.92%	8.19%	6.96%

Valuation Parameters

				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	**$420,000**	(Yr End 6/10)	ESOP Stock as % of Offering (E)	**4.0000%**	**4.0000%**
Pre-Conversion Core Earnings	**$420,000**	(Yr End 6/10)	Cost of ESOP Borrowings (S)	**0.00%**	
Pre-Conversion Book Value (B)	**$44,670,000**	(6/10)	ESOP Amortization (T)	**15.00**	years
Intangibles	**$0**	(6/10)	RRP Stock as % of Offering (M)	**0.0000%**	0.00%
Pre-Conv. Tang. Book Value (B)	**$44,670,000**	(6/10)	Stock Programs Vesting (N)	**5.00**	years
Pre-Conversion Assets (A)	**$544,829,000**	(6/10)	Fixed Expenses	**$1,100,000**	
Reinvest. Rate: (5 Year Treasury)	**1.790%**		Subscription Expenses (Mdpnt)	**$229,900**	1.00%
Tax rate (TAX)	**34.00%**		Syndicate Expenses (Mdpnt)	**$275,000**	5.50%
A-T Reinvestment Rate(R)	**1.181%**		Syndicate Amount	**$5,000,000**	
Est. Conversion Expenses (1)(X)	**5.35%**		Percent Sold (PCT)	**100.00%**	
Insider Purchases	**$810,000**		MHC Assets	**$0**	
Price/Share	**$10.00**		Options as % of Offering (O1)	**0.0000%**	0.00%
Foundation Cash Contrib. (FC)	**$0**		Estimated Option Value (O2)	**0.00%**	
Found. Stk Contrib (% of Total Shrs (F	**0.0000%**		Option Vesting Period (O3)	**5.00**	years
Foundation Tax Benefit (Z)	**$0**		% of Options taxable (O4)	**25.00%**	
Foundation Amount (Mdpt.)	**$0**		Payoff of FHLB Advances (PA)	**$0**	@Minimum
			Payoff of FHLB Advances (PA)	**$0**	@Mid, Max, Smax
			Weighted Average Rate of Adv.	**0.00%**	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $30,000,000

1. $V = \frac{P/E * (Y)}{1 - P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3}$ V= $30,000,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $30,000,000

2. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $30,000,000

3. $V = \frac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $30,000,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Reorganization
Supermaximum	0	3,967,500	0	3,967,500	$10.00	$39,675,000	$39,675,000
Maximum	0	3,450,000	0	3,450,000	10.00	34,500,000	$34,500,000
Midpoint	0	**3,000,000**	0	3,000,000	10.00	30,000,000	$30,000,000
Minimum	0	2,550,000	0	2,550,000	10.00	25,500,000	$25,500,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Anchor Mutual SB, Aberdeen, WA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$25,500,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$25,500,000**
2.	Offering Proceeds of Shares Sold In Offering	$25,500,000
	Less: Estimated Offering Expenses	1,561,700
	Net Conversion Proceeds	$23,938,300
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$23,938,300
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,020,000)
	Net Conversion Proceeds Reinvested	$22,918,300
	Estimated After-Tax Reinvestment Rate	1.18%
	Earnings from Reinvestment of Proceeds	$270,757
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(44,880)
	Less: Stock Programs Vesting (4)	0
	Less: Option Plan Vesting (5)	0
	Net Earnings Increase	$225,877

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2010 (reported)	$420,000	$225,877	$645,877
12 Months ended June 30, 2010 (core)	$420,000	$225,877	$645,877

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2010	$44,670,000	$22,918,300	$0	$67,588,300
June 30, 2010 (Tangible)	$44,670,000	$22,918,300	$0	$67,588,300

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2010	$544,829,000	$22,918,300	$0	$0	$567,747,300

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Anchor Mutual SB, Aberdeen, WA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$30,000,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$30,000,000**
2.	Offering Proceeds of Shares Sold In Offering	$30,000,000
	Less: Estimated Offering Expenses	1,604,900
	Net Conversion Proceeds	$28,395,100
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$28,395,100
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,200,000)
	Net Conversion Proceeds Reinvested	$27,195,100
	Estimated After-Tax Reinvestment Rate	1.18%
	Earnings from Reinvestment of Proceeds	$321,283
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(52,800)
	Less: Stock Programs Vesting (4)	0
	Less: Option Plan Vesting (5)	0
	Net Earnings Increase	$268,483

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2010 (reported)	$420,000	$268,483	$688,483
	12 Months ended June 30, 2010 (core)	$420,000	$268,483	$688,483

5.	Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2010	$44,670,000	$27,195,100	$0	$71,865,100
	June 30, 2010 (Tangible)	$44,670,000	$27,195,100	$0	$71,865,100

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
	June 30, 2010	$544,829,000	$27,195,100	$0	$0	$572,024,100

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Anchor Mutual SB, Aberdeen, WA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$34,500,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$34,500,000**
2.	Offering Proceeds of Shares Sold In Offering	$34,500,000
	Less: Estimated Offering Expenses	1,648,100
	Net Conversion Proceeds	$32,851,900
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$32,851,900
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,380,000)
	Net Conversion Proceeds Reinvested	$31,471,900
	Estimated After-Tax Reinvestment Rate	1.18%
	Earnings from Reinvestment of Proceeds	$371,809
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(60,720)
	Less: Stock Programs Vesting (4)	0
	Less: Option Plan Vesting (5)	0
	Net Earnings Increase	$311,089

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2010 (reported)	$420,000	$311,089	$731,089
12 Months ended June 30, 2010 (core)	$420,000	$311,089	$731,089

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2010	$44,670,000	$31,471,900	$0	$76,141,900
June 30, 2010 (Tangible)	$44,670,000	$31,471,900	$0	$76,141,900

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2010	$544,829,000	$31,471,900	$0	$0	$576,300,900

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Anchor Mutual SB, Aberdeen, WA
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$39,675,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$39,675,000**
2.	Offering Proceeds of Shares Sold In Offering	$39,675,000
	Less: Estimated Offering Expenses	1,697,780
	Net Conversion Proceeds	$37,977,220
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$37,977,220
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,587,000)
	Net Conversion Proceeds Reinvested	$36,390,220
	Estimated After-Tax Reinvestment Rate	1.18%
	Earnings from Reinvestment of Proceeds	$429,914
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(69,828)
	Less: Stock Programs Vesting (4)	0
	Less: Option Plan Vesting (5)	0
	Net Earnings Increase	$360,086

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2010 (reported)	$420,000	$360,086	$780,086
12 Months ended June 30, 2010 (core)	$420,000	$360,086	$780,086

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2010	$44,670,000	$36,390,220	$0	$81,060,220
June 30, 2010 (Tangible)	$44,670,000	$36,390,220	$0	$81,060,220

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2010	$544,829,000	$36,390,220	$0	$0	$581,219,220

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.

EXHIBIT IV-9
Anchor Bank
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit VI
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2010 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	06/30/10	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09
				(change in net interest income is annualized in basis points)					
Anchor Bank of Aberdeen WA	8.2	99.8	9.8	8	17	37	48	-12	-44
All Public Companies	10.9	107.8	6.4	1	5	6	8	0	-1
State of WA	10.9	105.9	7.9	5	-7	6	9	-7	2
Comparable Group Average	9.4	104.9	6.9	4	8	2	9	4	8
Comparable Group									
BYFC Broadway Financial Corp. of CA	6.0	102.7	4.5	-23	29	-26	24	-4	20
CFFC Community Fin. Corp. of VA	9.0	104.0	5.8	8	29	-7	42	16	7
FCLF First Clover Leaf Fin Cp of IL	11.6	110.1	5.8	6	11	7	20	-14	14
FCFL First Community Bk Corp of FL	7.4	101.3	7.1	0	1	10	-9	-11	-11
FPTB First PacTrust Bancorp of CA	10.9	105.7	6.1	-12	2	-1	-0	14	35
HMNF HMN Financial, Inc. of MN	9.2	106.5	4.0	11	-3	-18	16	2	22
PVFC PVF Capital Corp. of Solon OH(1)	9.6	107.3	6.4	NA	-1	35	-31	36	-4
RVSB Riverview Bancorp, Inc. of WA	7.0	100.0	10.9	20	-1	6	21	19	-1
TSBK Timberland Bancorp, Inc. of WA	10.8	103.5	9.0	-7	-3	-1	-1	-14	-9
WSB WSB Holdings, Inc. of Bowie MD	12.5	107.5	9.2	29	19	15	3	-4	9
State of WA									
FFNW First Fin NW, Inc of Renton WA	14.3	112.6	4.2	1	-7	19	15	-43	2
RVSB Riverview Bancorp, Inc. of WA	7.0	100.0	10.9	20	-1	6	21	19	-1
TSBK Timberland Bancorp, Inc. of WA	10.8	103.5	9.0	-7	-3	-1	-1	-14	-9
WFSL Washington Federal, Inc. of WA(1)	11.3	107.6	7.6	NA	-16	-0	-0	8	14

(1) Financial information is for the quarter ending March 31, 2010.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. RP® is also expert in de novo charters, shelf charters and negotiating acquisitions of troubled institutions. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (29)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (26)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (27)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (24)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (23)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (20)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (24)	(703) 647-6554	jhollar@rpfinancial.com

Washington Headquarters
Rosslyn Center
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com